   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 29, 1998.

                                                     REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          GELTEX PHARMACEUTICALS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     DELAWARE                                          04-3136767
           (STATE OR OTHER JURISDICTION                             (I.R.S. EMPLOYER
         OF INCORPORATION OR ORGANIZATION)                       IDENTIFICATION NUMBER)

        NINE FOURTH AVENUE, WALTHAM, MASSACHUSETTS 02154 (781) 290-5888 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                 MARK SKALETSKY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          GELTEX PHARMACEUTICALS, INC.
                               NINE FOURTH AVENUE
                          WALTHAM, MASSACHUSETTS 02154
                                 (781) 290-5888
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                with copies to:

             MAUREEN P. MANNING, ESQ.                            STEVEN D. SINGER, ESQ.
                PALMER & DODGE LLP                              PHILIP P. ROSSETTI, ESQ.
                 ONE BEACON STREET                                  HALE AND DORR LLP
            BOSTON, MASSACHUSETTS 02108                              60 STATE STREET
                  (617) 573-0100                               BOSTON, MASSACHUSETTS 02109
                                                                     (617) 526-6000

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE
================================================================================

                                                         PROPOSED MAXIMUM
                                                             AGGREGATE         AMOUNT OF REGISTRATION
          TITLE OF SHARES TO BE REGISTERED             OFFERING PRICE(1)(2)              FEE
-------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value per share...............      $85,000,000.00            $25,075.00
=======================================================================================================

(1) Includes shares which the Underwriters may purchase to cover over-allotments, if any.
(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (Subject to Completion)

Dated February   , 1998
                                2,500,000 SHARES

                                  GELTEX LOGO

                                  COMMON STOCK
                          ---------------------------

     All of the shares of Common Stock, $.01 par value per share ("Common Stock"), offered hereby are being sold by GelTex Pharmaceuticals, Inc. ("GelTex" or the "Company"). The Common Stock is quoted on the Nasdaq National Market under the symbol "GELX." On January 27, 1998, the last reported sale price of the Common Stock on the Nasdaq National Market was $26.50 per share.

                          ---------------------------

                 THIS OFFERING INVOLVES A HIGH DEGREE OF RISK.
           SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

                          ---------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
================================================================================

                                                       UNDERWRITING
                                PRICE TO               DISCOUNTS AND             PROCEEDS TO
                                 PUBLIC               COMMISSIONS(1)             COMPANY(2)
-------------------------------------------------------------------------------------------------
Per Share...............            $                        $                        $
Total(3)................            $                        $                        $

================================================================================
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company, estimated to be $320,000.
(3) The Company has granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase an aggregate of up to 375,000 additional shares at the Price to Public less Underwriting Discounts and Commissions to cover over-allotments, if any. If all such additional shares are purchased, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Company will be $          , $          and
    $          , respectively. See "Underwriting."
                          ---------------------------
     The Common Stock is offered by the several Underwriters named herein when, as and if received and accepted by them, and subject to their right to reject orders in whole or in part and subject to certain other conditions. It is expected that the delivery of certificates for the shares will be made at the
offices of Cowen & Company, New York, New York on or about             , 1998.
                          ---------------------------
COWEN & COMPANY
                           CIBC OPPENHEIMER
                                                 HAMBRECHT & QUIST
               , 1998

                             AVAILABLE INFORMATION

    GelTex has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete. With respect to each such contract or other document filed as an exhibit to a document incorporated by reference in this Prospectus, reference is made to the exhibit for a more complete description of the matter involved and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and any amendments thereto, including exhibits incorporated by reference as a part thereof, are available for inspection and copying at the Commission's offices as described below.

    GelTex is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed pursuant to the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611; and Northeast Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    GelTex hereby incorporates in this Prospectus by reference the following documents heretofore filed with the Commission (File No. 0-26872) pursuant to the Exchange Act: (i) GelTex's Annual Report on Form 10-K for the year ended December 31, 1996; (ii) GelTex's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997; (iii) the description of the Common Stock contained in GelTex's Registration Statement on Form 8-A filed with the Commission on September 26, 1995, as amended on October 12, 1995; and (iv) the description of Junior Participating Preferred Stock Purchase Rights contained in GelTex's Registration Statement on Form 8-A filed with the Commission on March 5, 1996.

    All documents filed by GelTex pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to termination of the offering made hereby shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the respective dates of the filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

    GelTex hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any and all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Requests for such copies should be directed to the executive offices of GelTex Pharmaceuticals, Inc., Nine Fourth Avenue, Waltham, Massachusetts 02154, Attention: Investor Relations, telephone (781) 290-5888, extension 218.

                          ---------------------------

 RenaGel(R) and CholestaGel(R) are registered trademarks of the Company. Trade names and trademarks of other companies appearing elsewhere in this Prospectus are the property of their respective holders.

                          ---------------------------

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this Prospectus and in the documents incorporated into this Prospectus by reference. Unless otherwise indicated or the context otherwise requires, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. The shares of Common Stock offered hereby involve a high degree of risk. This Prospectus contains forward-looking statements which involve risks and uncertainties. Investors should carefully consider the information set forth under the heading "Risk Factors."

                                  THE COMPANY

     GelTex Pharmaceuticals, Inc. is developing non-absorbed, polymer-based pharmaceuticals that selectively bind to and eliminate target substances from the intestinal tract. In November 1997, GelTex filed a New Drug Application ("NDA") with the United States Food and Drug Administration ("FDA") for its lead product, RenaGel phosphate binder, for the control of elevated phosphorus levels in chronic kidney failure patients. The Company, together with its joint venture partner, Genzyme Corporation ("Genzyme"), intends to file applications for RenaGel marketing authorization in Europe and Canada in mid-1998. In December 1997, GelTex initiated the first of two Phase III clinical trials for CholestaGel non-absorbed cholesterol reducer, a product intended to reduce elevated LDL cholesterol levels. The Company expects to file a NDA for CholestaGel in 1999. The Company has initiated an anti-obesity drug discovery program and is currently conducting pre-clinical studies with several types of compounds. In addition, the Company is continuing to expand its infectious disease program.

     GelTex's pharmaceuticals act in the intestinal tract without absorption into the bloodstream, thereby minimizing the potential for adverse effects. The Company's product development approach represents an advance in the use of polymer hydrogels as pharmaceuticals. The Company's technology combines an understanding of chemical interactions necessary for molecular recognition with the ability to design and synthesize polymer hydrogels. The Company's technology enables it to combine commercially available monomers that have distinct structural qualities to create proprietary, non-absorbed polymers that selectively bind target molecules. The Company designs its polymers to carry a high density of selective binding sites for the targeted molecules, making them potent at low dosage levels and permitting oral administration in a convenient capsule form.

     RenaGel phosphate binder is an orally administered, non-absorbed hydrogel intended to control hyperphosphatemia (elevated phosphorus levels) in patients with chronic kidney failure. RenaGel is designed to provide significant advantages over currently available calcium- and aluminum-based phosphate binders. RenaGel binds dietary phosphate without the use of either calcium or aluminum and, therefore, does not cause dangerous elevated blood calcium levels or aluminum toxicities. The Company has formulated RenaGel in a convenient capsule that is more palatable than the chalky chewable and acidic uncoated tablet forms of currently available phosphate binders. In June 1997, the Company formed a 50/50 joint venture with Genzyme for the final development and commercialization of RenaGel phosphate binder in the United States, Europe and certain other territories.

     CholestaGel cholesterol reducer is an orally administered, non-absorbed hydrogel intended to reduce elevated LDL cholesterol in patients with hypercholesterolemia. The Company believes that the structural design of CholestaGel represents a significant advance over existing bile acid sequestrants in that its high density of high affinity bile acid binding sites makes it more potent at lower doses than currently marketed agents. The Company believes that CholestaGel will meet the need for a non-absorbed cholesterol-reducing drug that is safe and well tolerated in long term use, effective at low doses and available in a more convenient dosage form. In December 1997, GelTex commenced a Phase III double-blind, placebo-controlled study of CholestaGel designed to evaluate the efficacy and tolerability of the drug at four dosage levels over a six month treatment period.

     The Company's anti-obesity program is focused on the development of non-absorbed polymers that act within the gastrointestinal tract to inhibit the absorption of fat. The Company is engaged in pre-clinical in vitro and in vivo animal studies of novel polymers that work within the gastrointestinal tract and either bind to and inhibit the enzyme responsible for the breakdown of fat or bind to fat and make it inaccessible to this enzyme. The Company's infectious disease research program is currently focused on non-absorbed polymers for the treatment of non-systemic infections in surface sites, including gastrointestinal, genitourinary, skin and wound sites, and respiratory tract infections.

                                  THE OFFERING

Common Stock offered hereby...........     2,500,000 shares

Common Stock to be outstanding after
the offering..........................     16,154,358 shares(1)

Use of proceeds.......................     For Phase III clinical trials and
                                           manufacturing and development costs
                                           relating to CholestaGel, to fund the
                                           Company's share of commercialization
                                           and other costs associated with
                                           RenaGel, for research and development
                                           programs, working capital and other
                                           general corporate purposes.

Nasdaq National Market symbol.........     GELX
------------------
(1) Based on shares outstanding as of December 31, 1997. Excludes 1,462,516 shares issuable upon the exercise of options outstanding as of December 31, 1997 with a weighted average exercise price of $14.27 per share and 11,400 shares issuable upon the exercise of a warrant outstanding as of December 31, 1997 with an exercise price of $2.50 per share.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                NINE MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                                ----------------------------   -------------------
                                                 1994      1995       1996       1996       1997
                                                -------   -------   --------   --------   --------
STATEMENT OF OPERATIONS DATA:
Revenue:
  License fee and research revenue............  $ 3,000   $   907   $  1,663   $    487   $    249
  Collaborative RenaGel Joint Venture research
     revenue..................................       --        --         --         --      2,866
                                                -------   -------   --------   --------   --------
          Total revenue.......................    3,000       907      1,663        487      3,115
Costs and Expenses:
  Research and development....................    3,655     6,504     21,755     12,788     17,247
  Collaborative RenaGel Joint Venture research
     expense..................................       --        --         --         --      2,866
  General and administrative..................    1,280     1,873      3,154      1,934      3,253
                                                -------   -------   --------   --------   --------
          Total costs and expenses............    4,935     8,377     24,909     14,722     23,366
                                                -------   -------   --------   --------   --------
Loss from operations..........................   (1,935)   (7,470)   (23,246)   (14,235)   (20,251)
Interest income, net..........................      252       585      3,268      2,214      2,500
Equity in loss of RenaGel Joint Venture.......       --        --         --         --     (1,100)
                                                -------   -------   --------   --------   --------
Net loss......................................  $(1,683)  $(6,885)  $(19,978)  $(12,021)  $(18,851)
                                                =======   =======   ========   ========   ========
Net loss per share............................  $ (0.27)  $ (0.85)  $  (1.60)  $   (.99)  $  (1.39)
                                                =======   =======   ========   ========   ========
Shares used in computing net loss per share...    6,139     8,109     12,513     12,178     13,568

                                                                           SEPTEMBER 30, 1997
                                                                        ------------------------
                                                                        ACTUAL    AS ADJUSTED(1)
                                                                        -------   --------------
BALANCE SHEET DATA:
Cash, cash equivalents, and marketable securities.....................  $53,888      $116,174
Working capital.......................................................   53,300       115,586
Total assets..........................................................   67,864       130,150
Long term obligations, less current portion...........................    4,349         4,349
Stockholders' equity..................................................   59,018       121,304

------------------
(1) Adjusted to reflect the sale of the 2,500,000 shares of Common Stock offered hereby, at an assumed public offering price of $26.50 per share (the last sale price on January 27, 1998), and the receipt of the net proceeds therefrom.

                                  RISK FACTORS

     Statements made in this Prospectus (including the documents incorporated by reference herein) relating to the Company's future capital needs, revenue expectations, plans for product development, regulatory filings, corporate partnering and sales and marketing, and the timing of clinical trials and regulatory approvals, or that otherwise relate to future periods, are forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. Actual results could differ materially from those anticipated in the forward-looking statements as a result of certain risks described below or elsewhere in this Prospectus. Such risks should be considered carefully in evaluating an investment in the Common Stock.

NO PRODUCT SALES TO DATE; RISKS RELATED TO LEAD PRODUCTS

     GelTex has generated no revenues to date from product sales. The Company's potential products are in various stages of research, development, clinical testing, and FDA review. Although the Company has filed a NDA for its first product, RenaGel phosphate binder, no assurance can be given that the FDA will approve the NDA or that, if approved, the product will be successfully marketed by Genzyme, the Company's joint venture partner. In December 1997, the Company initiated the first of two planned Phase III clinical trials for CholestaGel. If the results of these trials are not satisfactory, the Company may need to conduct additional Phase III clinical trials. Any such additional studies would likely be time consuming and expensive. There can be no assurance that the results of any of the Company's Phase III clinical trials will be satisfactory. Should the Company determine that the results of its Phase III clinical trials for CholestaGel are sufficient to meet the FDA's requirements for product approval, there can be no assurance that the FDA will concur with the Company's analysis and approve CholestaGel for commercial sale. The failure of the Company to obtain FDA approval for RenaGel or CholestaGel, or any significant delay in obtaining such approvals, would have a material adverse effect on the Company.

DEPENDENCE ON CORPORATE ALLIANCES; LIMITED RELEVANT SALES AND MARKETING
EXPERIENCE

     The Company has entered into a joint venture with Genzyme relating to the final development and commercialization of RenaGel phosphate binder (the "RenaGel Joint Venture") and intends to enter into development and marketing agreements for the continued development and commercialization of CholestaGel non-absorbed cholesterol reducer. The Company plans to rely upon corporate partners to conduct certain clinical trials, obtain certain regulatory approvals for and market other potential products. If the Company is unable to conclude agreements with partners as planned, the Company will have to either delay the continued development and commercialization of its products or expend its resources to fund such activities. This could result in a need for the Company to seek additional sources of funding, and there can be no assurance that such funding will be available to the Company when needed or on acceptable terms. To the extent that the Company is successful in obtaining corporate partners for its products, it will be dependent upon the efforts of these partners and there can be no assurance that such efforts will be successful. Although Genzyme is building its own specialty sales force to market RenaGel, it does not have previous experience marketing to physicians who treat patients with kidney failure and there is no assurance that Genzyme will be successful in achieving market acceptance for RenaGel.

CONTINUING OPERATING LOSSES

     As of September 30, 1997, the Company had accumulated net losses of approximately $49 million. The continuing development and commercialization of the Company's potential products will require the commitment of substantial resources. The Company expects to continue to incur operating losses through at least the beginning of 2000 as it funds its share of the market introduction costs of RenaGel phosphate binder and continues to develop its other products. The amount of net losses and the time required to reach sustained profitability are highly uncertain. To achieve sustained profitable operations, the Company, alone or with its corporate partners, must successfully develop, obtain regulatory approval for, manufacture and market its products. No assurance can be given that the Company will be able to achieve or sustain profitability.

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING

     Although the Company believes that the net proceeds of this offering, together with existing cash balances and marketable securities, will be sufficient to fund its operations through at least the year 2000, the Company's cash requirements may vary materially from those now planned if FDA approval of the RenaGel phosphate binder NDA is delayed or not obtained, or because of results of the Company's research and development efforts, results of clinical trials, the Company's inability to secure new relationships with strategic partners, competitive technological advances, the FDA regulatory process and other factors. Adequate additional funds, whether through additional sales of securities or collaborative or other arrangements with corporate partners or from other sources, may not be available when needed or on terms acceptable to the Company. Insufficient funds may require the Company to delay, scale back or eliminate certain of its research and product development programs or to license third parties to commercialize products or technologies under terms that the Company might otherwise find unacceptable.

DEPENDENCE ON OTHERS FOR MANUFACTURING; SINGLE SOURCES OF SUPPLY; PROCESS DEVELOPMENT RISKS

     The Company will rely upon third parties to manufacture commercial quantities of its products. The Company has non-exclusively sublicensed its rights to manufacture the starting material for RenaGel and CholestaGel to one supplier and is purchasing quantities of this material under purchase orders issued to this supplier. The Company has also obtained bulk pharmaceutical grade production quantities of RenaGel and CholestaGel from two suppliers (one for each product). The Company has entered into a long-term fixed price supply agreement with The Dow Chemical Company, the manufacturer of RenaGel bulk material, but has not concluded a commercial supply agreement with the manufacturer of CholestaGel bulk material. The Company is negotiating a long-term fixed price service agreement with one encapsulator to formulate bulk material into finished product. Should any of these manufacturing relationships terminate or should any of the suppliers be unable to satisfy the Company's requirements for starting material, bulk material or finished goods, respectively, the Company would be unable to commercialize its products as expected, and the Company's business and financial condition would be materially and adversely affected. There can be no assurance that the Company will be successful in obtaining second sources for any of the products or services described above or that it will be able to obtain such products or services on commercially reasonable terms.

     In addition, the Company is continuing to work with its third party manufacturers to optimize processes for the manufacture of commercial quantities of CholestaGel and RenaGel. In the event that the Company's process development work is unsuccessful, the Company's anticipated profit margins could be adversely affected.

RELIANCE ON LICENSE TO MANUFACTURE STARTING MATERIAL

     A third party has patents covering the starting material employed in the manufacture of RenaGel and CholestaGel. The Company has obtained a non-exclusive license under these patents to manufacture and to have manufactured the material in connection with the production of RenaGel and CholestaGel. The license agreement may be terminated upon short notice if the Company fails to meet its material obligations under the license agreement, including lump sum payments, royalties and confidentiality obligations. If the license is terminated and the owner of the patent is unwilling to supply material to GelTex, the Company may not be able to commercialize its lead products using current manufacturing procedures, if at all.

TECHNOLOGICAL UNCERTAINTY AND EARLY STAGE OF PRODUCT DEVELOPMENT

     The Company's anti-obesity and infectious disease programs are in early stages of pre-clinical development and research, respectively. There can be no assurance that these programs or the Company's other research and development activities will be successful or that any product candidates will be chosen from pre-clinical studies. Should the Company commence the clinical development of any compounds, there can be no assurance that clinical trials of products under development will demonstrate the safety and efficacy of such products at all or to the extent necessary to obtain regulatory approvals. With respect to its research and development activities, the Company may encounter unanticipated problems, including development, regulatory, manufacturing and marketing difficulties, some of which may be beyond the Company's ability to resolve.

COMPREHENSIVE GOVERNMENT REGULATION

     The Company's research, development and clinical programs, as well as the operations of its third party manufacturers and the marketing operations of its corporate partners, are subject to extensive regulation by numerous governmental authorities in the United States and other countries. The Company's potential products require governmental approvals for commercialization, which have not yet been obtained. The regulatory process, which includes pre-clinical, clinical and, in certain instances, post-marketing testing to establish safety and efficacy, can take many years and require the expenditure of substantial resources. Delays in obtaining such approvals could adversely affect the marketing of products developed by the Company and the Company's ability to generate commercial product revenues.

     The Company is also subject to numerous environmental, health, and workplace safety laws and regulations, including those governing laboratory procedures and the handling of biohazardous materials. Any violation of, and cost of compliance with, these laws and regulations could adversely affect the Company's operations. See "Business -- Government Regulation."

COMPETITION AND TECHNOLOGICAL CHANGE

     The pharmaceutical industry is intensely competitive. Many companies, including biotechnology, chemical and pharmaceutical companies, are actively engaged in activities similar to those of the Company, including research and development of products for the treatment of hyperphosphatemia, hypercholesterolemia, obesity and infectious diseases. Although there is only one product approved in the United States for the control of elevated phosphorus levels in patients with chronic kidney failure, other products currently used as phosphate binders include over-the-counter calcium- and aluminum-based antacids and dietary calcium supplements. In addition, there are several phosphate binders currently under development. In the cholesterol reduction field, products are currently available that address some of the needs of the market. These products include other bile acid sequestrants, HMG-CoA reductase inhibitors, fibric acid derivatives and niacin. In 1996, sales of HMG-CoA reductase inhibitors represented approximately 94% of the market for cholesterol-reducing drugs sold in the United States. Combined worldwide sales of the three leading HMG-CoA reductase inhibitors exceeded $5 billion in 1996. While the Company believes that its products will offer certain advantages over available agents, currently marketed products often have a significant competitive advantage over new entrants. There can be no assurance that the Company's products under development will be able to compete successfully with existing therapies and achieve market acceptance.

     The biotechnology and pharmaceutical industries are subject to rapid and significant technological change. In addition to competition from existing therapies, the Company's success depends upon developing and maintaining a competitive position in the development of products and technologies in its areas of focus. There can be no assurance that the Company's competitors will not succeed in developing technologies and products that are more effective than any which are being developed by the Company or which would render the Company's technology and products obsolete or noncompetitive. Many of these competitors have substantially greater financial and technical resources and production and marketing capabilities than the Company and its partners, and certain of these competitors may compete with the Company in establishing development and marketing agreements with pharmaceutical companies. In addition, many of the Company's competitors have greater experience than the Company in conducting pre-clinical testing and human clinical trials and obtaining FDA and other regulatory approvals. The Company's competitors may succeed in obtaining FDA approval for products more rapidly than the Company.

DEPENDENCE ON PATENTS AND PROPRIETARY TECHNOLOGY

     The biotechnology and pharmaceutical industries place considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. The Company's success will depend, in part, on its ability to obtain patent protection for its manufacturing processes and products (including the use of its products), preserve its trade secrets and operate without infringing the proprietary rights of third parties. The Company has ongoing research efforts and expects to seek additional patents covering this research in the future. There can be no assurance of its success or timeliness in obtaining any patents, or of the breadth or degree of protection that any such patents will afford the Company. The patent position of biotechnology and pharmaceutical products is often highly uncertain and usually involves complex legal and factual questions. There can be no assurance that patent applications relating to the Company's potential products or technology will result in patents being issued or that any current or future patents will afford adequate protection to the Company or not be challenged, invalidated or infringed. Furthermore, there can be no assurance that others will not independently develop similar products and processes, duplicate any of the Company's products or design around any current or future patents of the Company. In addition, the Company could incur substantial costs in defending itself in suits brought against it or in suits in which it may assert its patents against others. If the outcome of any such litigation is unfavorable to the Company, its business could be materially and adversely affected. To determine the priority of inventions, the Company may also have to participate in interference proceedings declared by the United States Patent and Trademark Office, which could result in adverse decisions and substantial cost to the Company.

     In addition, the Company may be required to obtain licenses to patents or other proprietary rights of third parties. No assurance can be given that any licenses required under any such patents or proprietary rights would be made available on terms acceptable to the Company, if at all. If the Company does not obtain such licenses, it could encounter delays in product market introductions while it attempts to design around such patents or other rights, or it may be unable to develop, manufacture or sell such products.

     The Company also seeks to protect its proprietary technology, including technology which may not be patented or patentable, in part by confidentiality agreements and, if possible, inventions rights agreements with its collaborators, advisors, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach or that the Company's trade secrets will not otherwise be disclosed to, or discovered by, competitors. There can be no assurance that such persons or institutions will not assert rights to intellectual property arising out of their relationships with the Company. See "Business -- Patents and Trade Secrets."

PRODUCT LIABILITY AND LIMITED INSURANCE

     The Company's business exposes it to potential product liability claims, which are inherent in the testing, manufacturing, marketing and sale of human therapeutics. The use of the Company's product candidates in clinical trials also exposes the Company to product liability claims and possible adverse publicity. These risks increase with respect to the Company's product candidates, if any, that receive regulatory approval for commercialization. The Company currently has limited product liability insurance coverage for the clinical research use of its product candidates. The Company does not have product liability coverage for the commercial sale of its products but intends to obtain such coverage if and when its products are commercialized. However, there can be no assurance that the Company will be able to obtain additional insurance coverage on acceptable terms, if at all, or that a product liability claim would not materially adversely affect the business of the Company.

DEPENDENCE ON REIMBURSEMENT

     In both domestic and foreign markets, the ability of the Company or its corporate partners to commercialize the Company's products will depend, in part, on the availability of reimbursement from third-party payors, such as government health administration authorities, private health insurers and other organizations. Third-party payors are increasingly challenging the price and cost effectiveness of medical products. There can be no assurance that the Company's potential products will be considered cost effective. If adequate coverage and reimbursement levels are not provided by the government and third-party payors for uses of the Company's therapeutic products, the market acceptance of these products would be adversely affected. This is particularly true with respect to RenaGel, which the Company anticipates will compete with certain low priced over-the-counter products.

DEPENDENCE UPON KEY PERSONNEL

     The Company is highly dependent on the members of its management and scientific staff, the loss of one or more of whom could have a material adverse effect on the Company. In addition, the Company believes that its future success will depend in large part upon its ability to attract and retain highly skilled scientific and managerial personnel, particularly as the Company expands its activities in clinical trials and the regulatory approval process. The Company faces significant competition for such personnel from other companies, research and academic institutions, government entities and other organizations. There can be no assurance that the Company will be successful in hiring or retaining the personnel it requires for continued growth. The failure to hire and retain such personnel could materially and adversely affect the Company.

CONTROL BY SIGNIFICANT STOCKHOLDER; POTENTIAL EFFECT ON STOCK PRICE

     As of September 30, 1997, approximately 24% of the Company's Common Stock outstanding prior to this offering was owned beneficially by The Equitable Companies Incorporated ("Equitable"). This ownership interest gives Equitable the ability to influence the outcome of any election of directors or other actions requiring approval of the Company's stockholders. Additionally, the shares owned by Equitable were acquired in the open market without any contractual restrictions on transfer. A sale by Equitable of a significant number of shares could adversely affect the prevailing market price of the Company's Common Stock.

ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's certificate of incorporation and by-laws and the terms of its stockholders rights plan may have the effect of delaying or preventing a change in control of GelTex and thus deprive stockholders of the opportunity to receive a premium for their shares. In addition, GelTex's authorized capital stock includes shares of undesignated preferred stock that may be issued from time to time by the Company's Board in one or more series. This issuance of series of preferred stock could have the effect of discouraging attempts to acquire control of GelTex.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Common Stock offered hereby, assuming a public offering price of $26.50 per share and after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $62,286,000 ($71,677,000 if the Underwriters' overallotment option is exercised in full). The Company intends to use the proceeds generated by this offering to fund Phase III clinical trials and manufacturing and development costs associated with the CholestaGel program; to fund the Company's portion of the initial commercialization costs and other costs associated with RenaGel; and for research and development costs associated with its anti-obesity, infectious disease and other research programs. The Company also intends to use a portion of the proceeds for working capital and general corporate purposes. The Company believes that the net proceeds of this offering, together with existing cash balances and marketable securities, will be sufficient to fund its operations through at least the year 2000.

     The amount and timing of funds required for such uses by the Company cannot, however, be precisely determined at this time and will be dependent upon, among other things, regulatory approvals for and the commercial success of RenaGel, the progress of the Company's research and development programs, determinations as to commercial potential of the Company's products, the terms of any collaborative arrangements entered into by the Company for the development and licensing of its products and other factors, many of which are beyond the control of the Company. From time to time in the ordinary course of its business, the Company evaluates possible acquisitions of businesses, products and technologies that are complementary to those of the Company. The Company currently has no agreements or understandings and is not engaged in active negotiations with respect to any material acquisitions.

     Pending the application of the net proceeds of this offering, the Company intends to invest such proceeds in investment grade, interest-bearing securities.

                          PRICE RANGE OF COMMON STOCK
                              AND DIVIDEND POLICY

     The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "GELX." The following table sets forth, for the periods indicated, the range of the high and low last sale prices for the Common Stock:

                                                                             HIGH     LOW
                                                                             ----     ---
    1996
      First Quarter........................................................  $ 27     $12
      Second Quarter.......................................................    28      141/2
      Third Quarter........................................................    203/4   11
      Fourth Quarter.......................................................    241/2   153/4
    1997
      First Quarter........................................................  $ 27     $181/4
      Second Quarter.......................................................    23      153/4
      Third Quarter........................................................    27      171/2
      Fourth Quarter.......................................................    32      24
    1998
      First Quarter (through January 27, 1998).............................  $ 299/16 $261/4

     The last sale price of Common Stock on January 27, 1998 as reported on the Nasdaq National Market was $26.50 per share. There were 143 holders of record of Common Stock as of January 27, 1998.

     The Company has never declared or paid cash dividends on shares of its Common Stock and does not anticipate paying cash dividends in the foreseeable future. The Company currently intends to retain future earnings, if any, for use in its business. In addition, the terms of the Company's bank debt prohibit the payment of dividends.

                                 CAPITALIZATION

     The following table sets forth, as of September 30, 1997, the actual capitalization of the Company and the capitalization as adjusted to reflect the sale of the 2,500,000 shares of Common Stock offered hereby at an assumed public offering price of $26.50 per share (the last sale price on January 27, 1998) after deducting underwriting discounts and commissions and estimated offering expenses.

                                                                       SEPTEMBER 30, 1997
                                                                    ------------------------
                                                                     ACTUAL      AS ADJUSTED
                                                                    --------     -----------
                                                                         (IN THOUSANDS)
    Long term obligations, less current portion...................  $  4,349      $   4,349
    Stockholders' equity:
      Undesignated Preferred Stock, $.01 par value; 5,000,000
         shares authorized, none issued or outstanding............        --             --
      Common Stock, $.01 par value, 50,000,000 shares authorized;
         13,637,595 shares issued and outstanding (actual);
         16,137,595 issued and outstanding (as adjusted)(1).......       136            161
      Additional paid-in capital..................................   108,606        170,867
      Deferred compensation.......................................      (510)          (510)
      Deficit accumulated during the development stage............   (49,313)       (49,313)
    Unrealized gain on marketable securities......................        99             99
                                                                    --------       --------
      Total stockholders' equity..................................    59,018        121,304
                                                                    --------       --------
      Total capitalization........................................  $ 63,367      $ 125,653
                                                                    ========       ========

------------------

(1) Excludes 1,219,867 shares issuable upon the exercise of options outstanding as of September 30, 1997 with a weighted average exercise price of $11.12 per share and 11,400 shares issuable upon the exercise of a warrant outstanding as of September 30, 1997 with an exercise price of $2.50 per share.

                                      DILUTION

     The net tangible book value of the Company at September 30, 1997 was $58,603,000, or $4.30 per share of Common Stock. Giving effect to the sale of the 2,500,000 shares of Common Stock offered hereby at an assumed public offering price of $26.50 per share, after deducting underwriting discounts and commissions and estimated offering expenses, the Company's pro forma net tangible book value at September 30, 1997 would have been $120,890,000, or $7.49 per share. This represents an immediate dilution in net tangible book value of $19.01 per share to new investors purchasing shares in the offering and an immediate increase in net tangible book value of $3.19 per share to existing stockholders. The following table illustrates the per share dilution.

    Assumed public offering price per share.............................             $26.50
      Net tangible book value before the offering.......................   $4.30
      Increase in net tangible book value attributable to this
         offering.......................................................    3.19
    Pro forma net tangible book value after the offering(1).............               7.49
    Dilution to new investors(2)........................................             $19.01
                                                                                     ======

---------------
(1) Pro forma net tangible book value per share represents the amount of total tangible assets of the Company less total liabilities, divided by 16,137,595, the number of shares of Common Stock outstanding as of September 30, 1997, after giving effect to the sale of the 2,500,000 shares of Common Stock offered hereby.

(2) Dilution is determined by subtracting pro forma net tangible book value per share after the offering from the amount of cash paid by a new investor for a share of Common Stock.

                            SELECTED FINANCIAL DATA

     The following selected financial data for the five years ended December 31, 1996 are derived from the Company's audited financial statements. The balance sheet data presented below as of September 30, 1997 and the statement of operations data for the nine months ended September 30, 1996 and 1997 are derived from GelTex's unaudited financial data. In the opinion of management, the unaudited financial statements have been prepared on a basis consistent with the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of the financial position and results of operations for these periods. The operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for the entire year. The data set forth below should be read in conjunction with the Company's financial statements and related notes thereto incorporated by reference in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

                                                                                                         NINE MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,                          SEPTEMBER 30,
                                          --------------------------------------------------------     ---------------------
                                          1992(1)      1993        1994        1995         1996         1996         1997
                                          -------     -------     -------     -------     --------     --------     --------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue:
  License fee and research revenue.....    $  --      $    --     $ 3,000     $   750     $  1,244     $    162     $      0
  Collaborative RenaGel Joint Venture
    research revenue...................       --           --          --          --           --           --        2,866
  Research grant.......................       --           --          --         157          419          325          249
                                           -----      -------     -------     -------     --------     --------     --------
    Total revenue......................       --           --       3,000         907        1,663          487        3,115
Costs and Expenses:
  Research and development.............      283          808       3,655       6,504       21,755       12,788       17,247
  Collaborative RenaGel Joint Venture
    research expense...................       --           --          --          --           --           --        2,866
                                           -----      -------     -------     -------     --------     --------     --------
    Total research and development.....      283          808       3,655       6,504       21,755       12,788       20,113
  General and administrative...........      124          777       1,280       1,873        2,924        1,934        3,253
  Other, nonrecurring..................       --           --          --          --          230           --           --
                                           -----      -------     -------     -------     --------     --------     --------
    Total costs and expenses...........      407        1,585       4,935       8,377       24,909       14,722       23,366
                                           -----      -------     -------     -------     --------     --------     --------
Loss from operations...................     (407)      (1,585)     (1,935)     (7,470)     (23,246)     (14,235)     (20,251)
Interest income........................       12           66         252         585        3,343        2,272        2,568
Interest expense.......................       --           --          --          --          (75)         (58)         (68)
Equity in loss of RenaGel Joint
  Venture..............................       --           --          --          --           --           --       (1,100)
                                           -----      -------     -------     -------     --------     --------     --------
Net loss...............................    $(395)     $(1,519)    $(1,683)    $(6,885)    $(19,978)    $(12,021)    $(18,851)
                                           =====      =======     =======     =======     ========     ========     ========
Net loss per share(2)..................                           $ (0.27)    $ (0.85)    $  (1.60)    $   (.99)    $  (1.39)
                                                                  =======     =======     ========     ========     ========
Shares used in computing net loss per
  share(2).............................                             6,139       8,109       12,513       12,178       13,568

                                                                        DECEMBER 31,
                                                   ------------------------------------------------------     SEPTEMBER 30,
                                                   1992(1)      1993       1994        1995        1996           1997
                                                   -------     ------     -------     -------     -------     -------------
                                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents, and marketable
  securities....................................    $ 421      $5,626     $13,953     $33,175     $73,425         53,888
Working capital.................................      395       5,399      12,665      31,824      72,461         53,300
Total assets....................................      511       5,992      16,111      35,993      78,068         67,864
Long term obligations, less current portion.....       --          --         671         420         124          4,349
Stockholders' equity............................      471       5,721      13,979      33,650      75,056         59,018

------------------
(1) Operations of the Company commenced in January 1992.

(2) Historical earnings per share for the fiscal years prior to the initial public offering of the Company's Common Stock (1992 and 1993) have not been presented because such amounts are not deemed meaningful due to the significant change in the Company's capital structure that occurred in connection with that offering.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     Nine Months Ended September 30, 1997 and 1996

     The Company earned revenue of $3.1 million during the nine months ended September 30, 1997 compared with $486,000 earned during the nine months ended September 30, 1996. Under the terms of the RenaGel Joint Venture, the Company and Genzyme are each expected to fund the RenaGel Joint Venture in an amount equal to 50% of the budgeted costs and expenses of the project for the relevant period. Each party that incurs project expenses, either as internal operating costs or as third party obligations, will be reimbursed by the RenaGel Joint Venture for 100% of the costs incurred. In the nine months ended September 30, 1997, $2.8 million in revenue earned by the Company represents reimbursement from the RenaGel Joint Venture for certain development costs incurred by the Company. The amount of reimbursement revenue received by the Company will vary according to the obligations of, and expenses incurred by, the Company, and is expected to decrease in the future as the Company completes the development of RenaGel phosphate binder and the associated expenses decrease. In the period ended September 30, 1997, the Company earned revenue of $249,254 under the Company's $2.0 million grant from the United States Department of Commerce's Advanced Technology Program, compared with revenues of $325,081 earned under the same program for the period ended September 30, 1996. Under the terms of the grant, the Company will continue to receive funding through the first quarter of 1998. However, the amount of such funding may continue to decrease as the portion of program expenses required to be funded by the Company increases. In the period ended September 30, 1996, revenue was also earned under one of the Company's collaborative agreements as reimbursement for a portion of the costs incurred in connection with certain pre-clinical studies. The Company expects that the amount of such reimbursement will vary from period to period based upon the status of the studies.

     The Company's total operating expenses for the nine months ended September 30, 1997 were $23.3 million, as compared to $14.7 million during the nine months ended September 30, 1996. Research and development expenses increased to $20.0 million for the nine months ended September 30, 1997 from $12.8 million for the nine months ended September 30, 1996 due primarily to increased third party expenses associated with the development of CholestaGel and RenaGel. These expenses included the production of clinical trial material, clinical trial expenses, and process development expenses, as well as increases in research and development personnel and related costs. General and administrative expenses increased to $3.2 million for the nine months ended September 30, 1997 from $1.9 million for the nine months ended September 30, 1996, due primarily to increased business development expenses and increased administrative personnel costs.

     The Company's equity in the loss of the RenaGel Joint Venture was $1.1 million for the period ended September 30, 1997, which represents the Company's portion of the RenaGel Joint Venture's loss for that period. There was no corresponding amount in 1996. The Company expects that the RenaGel Joint Venture will continue to operate at a loss at least into 1999.

     Interest income increased to $2.6 million for the nine months ended September 30, 1997 from $2.3 million for the nine months ended September 30, 1996 due primarily to an increase in cash balances available for investment resulting from the Company's public offering in May 1996.

     Fiscal Years Ended 1996, 1995 and 1994

     The Company earned revenues of $1.7 million during 1996, consisting of $1.2 million in milestone payments and research revenue from a corporate partner and $419,000 from a grant under the United States Department of Commerce's Advanced Technology Program. In comparison, the Company earned revenues of $907,000 during 1995, consisting of $750,000 of research revenue from a corporate partner and $157,000 from the same Department of Commerce program and $3.0 million in 1994 from a non-recurring license fee.

     The Company's total operating expenses for 1996 were $25.0 million compared to $8.4 million for 1995 and $4.9 million for 1994. Research and development expenses more than tripled to $21.8 million for 1996 from $6.5 million that was spent in 1995, compared to a 76% increase in 1995 from the $3.7 million that was spent in 1994. These increases were due primarily to increasing third party expenses associated with the development of CholestaGel and RenaGel (including the production of clinical trial material, clinical trial expenses and process development expenses) and increases in research and development personnel costs to expand the infectious disease program and begin preparation for filing a NDA for RenaGel. General and administrative expenses increased approximately 53% to $2.9 million in 1996 from $1.9 million for 1995 and $1.3 million in 1994 due primarily to increased business development expenses and increased administrative personnel costs. In addition, in 1995, the Company experienced additional administrative costs associated with being a new public company.

     Interest income increased to $3.3 million in 1996 from $684,000 and $303,000 in 1995 and 1994, respectively, due primarily to higher average cash and marketable securities balances resulting from the Company's initial public offering in November 1995 and from a follow-on public offering in May 1996.

LIQUIDITY AND CAPITAL RESOURCES

     As of September 30, 1997, the Company had $53.8 million in cash, cash equivalents and marketable securities as compared to $73.4 million at December 31, 1996.

     At September 30, 1997, the Company had approximately $245,000 outstanding ($882,000 at December 31, 1997), on an equipment line of credit with a bank and had an additional $199,800 outstanding on various other lines of credit with the bank. All amounts outstanding bear interest at the prime rate and are due in monthly installments through July 1999.

     In May 1997, the Company entered into a $5.0 million term loan agreement with a bank to finance the cost of leasehold improvements to, and equipment purchases for, its new facility. The agreement provides for repayment of the principal amount of the loan in 48 equal monthly installments which commenced in January 1998. The loan bears interest at the bank's prime rate, and certain equipment purchased with funds received under the term loan has been pledged as collateral. In addition, under the agreement the Company is required to comply with certain financial covenants involving its capital base, liquidity and debt service coverage. At September 30, 1997, the Company had fully drawn down on this loan. In October 1997, this term loan was increased by $3.0 million to a total of $8.0 million in order to finance the Company's portion of the initial capital equipment costs under a contract manufacturing agreement for RenaGel phosphate binder, as discussed below. The Company paid the RenaGel Joint Venture the majority of its portion of the capital equipment costs in the fourth quarter of 1997.

     In June 1997, the Company licensed all of its right to RenaGel phosphate binder (outside of Japan and certain Pacific Rim countries) to the RenaGel Joint Venture in exchange for Genzyme's agreement to pay $27.5 million, consisting of a $2.5 million equity investment (received in June 1997), a $15.0 million payment due upon receipt of marketing approval from the FDA, and a $10.0 million payment due one year after FDA approval. Both companies are expected to fund 50% of the costs associated with the final development and commercialization of RenaGel phosphate binder, and, to the extent such commitments are satisfied, both companies will share equally in all profits.

     In April 1997, the Company entered into a contract manufacturing agreement for RenaGel phosphate binder. Under the terms of the agreement, the Company is required to fund capital equipment costs of approximately $6.0 million. The Company may be obligated to pay up to $3.75 million in additional equipment costs in the event that the Company requires the manufacturer to increase capacity and implement certain manufacturing changes designed to result in a lower product cost. The contract manufacturing agreement also requires the Company to purchase minimum quantities of product beginning this year. The minimums are based upon the Company's estimated product requirements and are subject to increases as product sales increase and as the manufacturer increases its capacity for the product. All of the above-referenced capital equipment costs and the minimum purchase obligations are costs associated with the RenaGel Joint Venture and, to the extent that each company is funding 50% of the budgeted costs and expenses of the RenaGel Joint Venture, such costs will be borne equally by the Company and Genzyme. The Company has elected to fund its portion of the capital equipment costs through third party financing as discussed above.

     In June 1997, the Company engaged, on behalf of the RenaGel Joint Venture, another manufacturer to proceed with certain development efforts necessary to qualify as a second manufacturer of RenaGel phosphate binder. In connection with this engagement, the Company agreed to purchase certain quantities of product resulting from the development efforts, and the manufacturer agreed to waive payment of a $1.5 million royalty payment due in connection with process development technology previously developed for the Company by such manufacturer so long as the Company complied with certain future commercial purchase commitments. All of the above-referenced payments and purchase obligations are costs associated with the RenaGel Joint Venture and will be borne equally by the Company and Genzyme. In September 1997, the manufacturer notified the Company of its desire to renegotiate the terms under which the development effort would be conducted and the terms for future commercial purchase commitments. The parties continue to be in discussion regarding this matter.

     The Company believes that the net proceeds from this offering, together with its existing cash balances and marketable securities, will be sufficient to fund its operations through at least the year 2000. However, the Company's cash requirements may vary materially from those now planned if FDA approval of RenaGel phosphate binder NDA is delayed or not obtained, or because of results of the Company's research and development efforts, results of clinical trials, the Company's inability to secure new relationships with strategic partners, competitive technological advances, the FDA regulatory process and other factors. Adequate additional funds, whether through additional sales of securities or collaborative or other arrangements with corporate partners or from other sources, may not be available when needed or on terms acceptable to the Company. Insufficient funds may require the Company to delay, scale back or eliminate certain of its research and product development programs or to license third parties to commercialize products or technologies under terms that the Company might otherwise find unacceptable.

IMPACT OF YEAR 2000

     The Company has conducted an assessment of its software and related systems and believes they are year 2000 compliant.

                                    BUSINESS

OVERVIEW

     GelTex Pharmaceuticals, Inc. is developing non-absorbed, polymer-based pharmaceuticals that selectively bind to and eliminate target substances from the intestinal tract. The Company's product development efforts are focused on therapeutic agents for the treatment of hyperphosphatemia (elevated phosphorous levels) in patients with chronic kidney failure; hypercholesterolemia (elevated LDL cholesterol levels); obesity; and infectious diseases.

     The Company's most advanced product candidate, RenaGel phosphate binder, is an orally administered, non-absorbed hydrogel for the control of hyperphosphatemia in patients with chronic kidney failure. In November 1997, GelTex filed a NDA with the FDA for RenaGel phosphate binder. The Company, together with its joint venture partner, Genzyme, intends to file applications for RenaGel marketing authorization in Europe and Canada in mid-1998.

     GelTex is also developing CholestaGel, an orally administered, non-absorbed hydrogel, for the reduction of elevated LDL cholesterol levels in patients with hypercholesterolemia. In December 1997, GelTex commenced a Phase III clinical study of CholestaGel. The double-blind, placebo-controlled study is designed to evaluate the efficacy and tolerability of the drug at four dosage levels over a six month treatment period. The Company intends to initiate another Phase III study of CholestaGel in mid-1998 in order to evaluate once daily and split dosing regimens. The Company expects to file a NDA for CholestaGel in 1999.

     The Company has initiated an anti-obesity drug discovery program focused on the development of non-absorbed polymers that act in the gastrointestinal tract to inhibit the body's absorption of fat. The Company is continuing to expand its infectious disease program focused on the development of non-absorbed polymer-based pharmaceuticals to treat or prevent non-systemic infectious diseases.

THE COMPANY'S TECHNOLOGY

     During the digestive process, the intestinal tract delivers nutrients and water to the bloodstream and eliminates waste products and indigestible materials through the bowel. Absorption of nutrients, electrolytes, water and certain digestive substances such as bile acids is controlled by the intestinal wall, which acts as a gateway from the intestines to the bloodstream, allowing small molecules to pass from the intestinal tract into the bloodstream and preventing larger molecules from entering circulation. Orally administered drugs are either absorbed through the intestinal wall into the bloodstream, or are non-absorbed and achieve their intended therapeutic effect by acting in the intestinal tract. Non-absorbed drugs are less likely to cause the toxicities associated with many absorbed drugs.

     GelTex's pharmaceuticals act in the intestinal tract without absorption into the bloodstream, thereby minimizing the potential for adverse effects. The Company's product development approach represents an advance in the use of polymer hydrogels as pharmaceuticals. The Company's technology combines an understanding of chemical interactions necessary for molecular recognition with the ability to design and synthesize polymer hydrogels. The Company's technology enables it to combine commercially available monomers that have distinct structural qualities to create proprietary, non-absorbed polymers that selectively bind target molecules. The Company designs its polymers to carry a high density of selective binding sites for the targeted molecules, making them potent at low dosage levels.

     GelTex's products are designed to be orally administered in capsule or tablet form. The hydrogels are not broken down during the digestive process and, as a result, are too large to be absorbed through the intestinal wall and into the bloodstream. As the hydrogels pass through the stomach and into the intestines, they selectively and tightly bind targeted molecules and absorb significant amounts of water, forming a soft, gelatinous material. In this form, the hydrogel passes easily through the intestinal tract and, with the attached target molecules, is excreted from the body.

     The Company's enabling technology offers the following benefits:

     - Broad Application to Diseases and Conditions. The Company believes its enabling technology is applicable to a broad range of diseases and conditions treatable through the intestinal tract such as elevated phosphorus levels, elevated LDL cholesterol, obesity and certain infectious diseases.

     - Low Risk of Adverse Side Effects. The Company's polymer-based products currently under development are designed to be non-absorbed and well tolerated. Since the products act only in the intestinal tract and are not absorbed into the bloodstream, they are less likely to cause the toxicities associated with many absorbed drugs.

     - Convenient Oral Dosage Form. The Company's polymer-based products are designed to be potent at low dosage levels, thereby permitting oral administration in a convenient capsule or tablet form.

PRODUCT DEVELOPMENT AND RESEARCH PROGRAMS

     The key elements of the Company's product development and commercialization strategy include: (i) applying the Company's polymer technology to produce drug therapies that act in the intestinal tract; (ii) producing pharmaceuticals for which there are major and well defined markets; (iii) producing pharmaceuticals that offer significant improvements over available therapies or treat diseases for which no effective therapy currently exists; and (iv) collaborating with strategic partners to fund the manufacture and distribution of the Company's products and product development activities. The Company believes that the safety profile and well defined clinical pathways of its products have contributed to its clinical progress to date.

     The Company has novel pharmaceutical products in various stages of regulatory review, clinical testing and research and development for the treatment of elevated phosphorus levels, elevated LDL cholesterol, obesity and infectious diseases. The table below outlines the status of the Company's product development and research programs.

  PRODUCT/PROGRAM            INTENDED INDICATIONS                DEVELOPMENT STATUS*
-------------------    --------------------------------    --------------------------------
RenaGel                Control of elevated phosphorus      NDA filed with the FDA in
                       levels in patients with chronic     November 1997
                       kidney failure                      European and Canadian marketing
                                                           authorization applications
                                                           expected to be filed in mid-1998
CholestaGel            Reduction of elevated               First Phase III clinical trial
                       cholesterol in patients with        commenced December 1997
                       primary hypercholesterolemia        Second Phase III clinical trial
                       (elevated low-density               to be initiated in mid-1998
                       lipoprotein (LDL) cholesterol)      NDA expected to be filed with
                                                           the FDA in 1999
Anti-Obesity           Inhibit absorption of fat           Pre-clinical
Infectious Disease     Treatment or prevention of non-     Research
                       systemic infectious diseases

---------------
* "Clinical trials" refers to testing in humans. "Pre-clinical" refers to testing in animals. "Research" includes the discovery or creation of prototype compounds, in vitro studies of those compounds and preliminary evaluation in animals. See "Business -- Government Regulation."

RENAGEL PHOSPHATE BINDER

Overview

     The United States Health Care Financing Administration ("HCFA") estimates that, at the end of 1996, approximately 214,000 patients in the United States were receiving chronic dialysis treatment for end-stage kidney disease. According to HCFA data, the number of dialysis patients in the United States increased by 7% to 10% annually between 1985 and 1996. Based on reported growth rates of approximately 5% to 7% per year, the Company estimates that the number of dialysis patients in Western Europe in 1996 was in excess of 170,000. In Japan, with reported growth rates of approximately 6% per year, the Company estimates that the number of dialysis patients in 1996 was approximately 165,000.

     Control of blood phosphorus levels is central to the prevention of renal bone disease in patients with chronic kidney failure. Phosphate is absorbed into the bloodstream through the small intestine from protein-rich high-phosphate foods such as meat, fish and dairy products. Healthy kidneys maintain a delicate balance between phosphorus and calcium levels in the blood by excreting excess phosphorus in the urine. In patients with chronic kidney failure, the kidneys are unable to remove enough phosphorus to maintain the necessary balance. Elevated phosphorus levels signal the body to excrete parathyroid hormone ("PTH"), which breaks down bone to release calcium into the blood in an effort to reestablish the balance between calcium and phosphorus. Chronic kidney failure patients with uncontrolled elevated phosphorus levels experience bone loss as well as calcification of the circulatory system caused by excessive amounts of phosphorus and calcium in the blood.

     To reduce elevated phosphorus levels, nearly all dialysis patients use some form of phosphate binder, currently the only available treatment for hyperphosphatemia. Phosphate binders bind dietary phosphate in the intestinal tract, thereby preventing its absorption into the bloodstream. The Company estimates that the potential worldwide market for phosphate binders for dialysis patients is between $300 and $500 million. In addition to the dialysis population, many patients in the early stages of chronic kidney failure (the pre-dialysis population) use phosphate binders. The Company estimates that greater than 700,000 Americans can be classified as pre-dialysis patients.

     Currently available phosphate binders include calcium acetate, the only FDA-approved phosphate binder, and calcium carbonate and aluminum hydroxide, neither of which is approved in the United States for the control of hyperphosphatemia in patients with chronic kidney failure. In order to achieve adequate reductions in phosphate absorption, calcium acetate and calcium carbonate, the most commonly used agents, must be taken at doses which can lead to constipation and noncompliance. In addition, calcium therapy requires frequent monitoring because its use can cause dangerous elevations of blood calcium levels (hypercalcemia). Hypercalcemia occurs in 25% to 50% of patients taking calcium-based binders. Aluminum hydroxide is more effective at lower doses than calcium acetate or calcium carbonate, but it is infrequently used because aluminum absorbed from the intestinal tract accumulates in the tissues of patients with chronic kidney failure, causing aluminum-related osteomalacia (softening of the bones), anemia and dialysis dementia (deterioration of intellectual function). The Company believes that a non-absorbed, calcium-free and aluminum-free phosphate binder will offer significant benefits in the treatment of hyperphosphatemia in patients with chronic kidney failure.

Development Status

     GelTex has developed RenaGel phosphate binder for the control of hyperphosphatemia in patients with chronic kidney failure. GelTex filed a NDA for RenaGel with the FDA in November 1997. The product is designed to provide significant advantages over currently available phosphate binders. RenaGel binds dietary phosphate without the use of either calcium or aluminum and, therefore, will not cause hypercalcemia or aluminum toxicities. Additionally, RenaGel has been formulated in a convenient capsule form that is more palatable than the chalky chewable and acidic uncoated tablet forms of currently available phosphate binders.

     The Company filed an Investigational New Drug Application ("IND") for RenaGel with the FDA in November 1994, three years prior to the filing of the NDA. The Company commenced the clinical development of the product in December 1994 with a Phase I clinical trial, designed to establish safety, toleration and phosphate binding efficacy in 24 healthy volunteers. The trial demonstrated that RenaGel was well tolerated and that the adverse reaction profile of RenaGel was similar to that of placebo. The trial also demonstrated a dose-dependent decrease in urinary phosphorus excretion, indicating that RenaGel bound dietary phosphate, leaving less to be absorbed into the bloodstream.

     The safety, efficacy, and tolerability of RenaGel in 36 dialysis patients was studied in a Phase IIa clinical trial completed in August 1995. This study was designed to demonstrate that RenaGel is equivalent in potency to currently available calcium-based phosphate binders. In this study, RenaGel was shown to be safe and well tolerated by dialysis patients. All patients completed drug treatment and the adverse reaction profile of RenaGel was similar to that of the placebo. This trial demonstrated that RenaGel produces a dose-dependent decrease in serum phosphorus levels and is approximately equal in potency to the currently available calcium-based phosphate binders.

     The Company completed a two month open-label, dose titration Phase IIb clinical trial in 48 dialysis patients in April 1996 at five clinical sites. This trial design followed the expected treatment regimen for RenaGel, which will involve initiation of therapy at a low dose, followed by bi-weekly dose titration until the dose reflects the unique dietary phosphate intake of each patient. Results of this trial demonstrated that RenaGel significantly decreased serum phosphorus without increasing serum calcium, while maintaining adequate control of PTH levels.

     GelTex completed two pivotal Phase III clinical trials in the first quarter of 1997. The first trial, a 172-patient, open-label, placebo controlled study, confirmed and expanded the results of the Company's Phase IIb study, demonstrating RenaGel's ability to control phosphorus levels without elevating calcium levels. The reduction of serum phosphorus levels resulting from RenaGel treatment is shown in the graph below. Results of this study also suggest that reducing phosphorus levels in the absence of calcium supplementation can aid in the control of PTH levels.

                           RENAGEL PHASE III STUDY(1)

                          CLINICAL RESULTS: CONTROL OF
                            SERUM PHOSPHORUS LEVELS

                                                                SERUM PHOSPHORUS LEVELS (mg/dL)
                                                            ----------------------------------------
MEASUREMENT PERIOD                                                        DURATION OF
     WEEKS                                                  WASHOUT    RENAGEL TREATMENT     WASHOUT
------------------                                          -------    -----------------     -------
0                                                             6.8
1                                                             8.0
2                                                             9.1              9.1
3                                                                              8.2
4                                                                              7.7
5                                                                              7.2
6                                                                              7.1
7                                                                              7.1
8                                                                              6.8
9                                                                              6.7
10                                                                             6.6            6.6
11                                                                                            7.4
12                                                                                            8.0

---------------
(1) Study of 172 patients on calcium and/or aluminum therapy with controlled phosphorus levels (baseline) who were taken off calcium and aluminum for a two week period (washout) and then treated with RenaGel for eight weeks. The primary endpoint is the change in serum phosphorus levels (statistically significant reduction of serum phosphorus levels from phosphorus levels at end of washout).

     The second Phase III trial was an 82-patient crossover study, designed to compare the safety and efficacy of RenaGel with that of calcium acetate (PhosLo(R)). Results of this trial showed that RenaGel is as effective as calcium acetate in reducing serum phosphorus levels with significantly fewer incidents of hypercalcemia.

     The Company is currently conducting an extended use study of RenaGel involving 192 patients. The study, which is expected to conclude in March 1998, is designed to provide additional safety data and long-term efficacy data. In mid-1998, the Company expects to commence a pivotal study necessary to support applications in Europe and the United States for a pre-dialysis indication for RenaGel. In addition, the Company is continuing its efforts to develop additional more convenient dosage formulations of RenaGel.

     In June 1997, the Company formed a 50/50 joint venture with Genzyme for the final development and commercialization of RenaGel phosphate binder in the United States, Europe and other territories not previously licensed to Chugai Pharmaceutical Co., Ltd. ("Chugai"). See "Business -- Development and Marketing Agreements."

CHOLESTAGEL NON-ABSORBED CHOLESTEROL REDUCER

Overview

     Elevated LDL cholesterol (hypercholesterolemia) has been widely recognized as a significant risk factor for coronary heart disease since the mid-1980s. As a result of the increased awareness and the broad prevalence of elevated LDL cholesterol, cholesterol-reducing drugs have emerged as one of the largest and fastest growing pharmaceutical product categories. In 1996, the worldwide market for cholesterol-reducing drugs exceeded $6 billion.

     While the risks of hypercholesterolemia are well recognized, the condition remains significantly under-treated worldwide. According to a 1993 report from the National Cholesterol Education Program ("NCEP") of the National Institutes of Health, an estimated 65 million Americans have elevated cholesterol levels. Of these, 13 million would require both drug and diet therapy to achieve adequate reductions in cholesterol levels. A separate 1993 study showed that only 5 million Americans were receiving cholesterol-reducing drugs. Worldwide, only an estimated one-third of individuals who should be receiving cholesterol-reducing drugs are receiving therapy. The market for cholesterol-reducing drugs is expected to grow as awareness and diagnosis continue to increase.

     Physicians frequently prescribe a low fat, low cholesterol diet (the NCEP Step I diet) as an initial approach to lowering elevated cholesterol. In cases where dietary changes alone do not adequately lower a patient's cholesterol levels, drug therapy may be needed. Physicians have the option of prescribing one of two types of therapies: non-absorbed cholesterol-reducing drugs (i.e., bile acid sequestrants) or several classes of absorbed agents. One class of absorbed agents is the HMG-CoA reductase inhibitors (generally referred to as "statins"), the most widely prescribed class of cholesterol-reducing agents in the United States. Combined worldwide sales of the three leading HMG-CoA reductase inhibitors exceeded $5 billion in 1996. These drugs work by blocking cholesterol synthesis and enhancing the liver's ability to clear LDL cholesterol from the blood.

     Bile acid sequestrants, an alternative therapy to absorbed agents such as HMG-CoA reductase inhibitors, have been marketed for decades. Bile acids are synthesized by the liver from cholesterol and secreted into the intestines to aid digestion of fats. Bile acid sequestrants bind to bile acids in the intestinal tract and increase their excretion from the body. To replenish the bile acid pool, the liver draws cholesterol from the bloodstream, resulting in a reduction in blood cholesterol levels. Bile acid sequestrants work without entering the bloodstream and are generally regarded as safer than absorbed agents such as HMG-CoA reductase inhibitors, which require frequent liver function tests. Since cholesterol-reduction therapy typically involves a life-long drug regimen, many doctors prescribe bile acid sequestrants as first-line drug therapy, especially for primary prevention of coronary heart disease and in younger patients.

     Sales of bile acid sequestrants in the United States exceeded $111 million in 1996. The most widely prescribed bile acid sequestrant in the United States is cholestyramine, a polymer resin which is based on a single monomer. Cholestyramine is an inefficient and weak binder of bile acids and, therefore, must be taken in large quantities. Typically, patients must drink a mixture of two to three tablespoons of cholestyramine in eight ounces of water twice a day. The unpleasant intestinal side effects (such as constipation) and necessarily large doses of currently available bile acid sequestrants prompt many patients to discontinue this therapy. As a result, many physicians either switch patients to or initially prescribe HMG-CoA reductase inhibitors. The Company believes that a bile acid sequestrant with improved efficacy and a more convenient dosage form will increase patient acceptance and use of bile acid sequestrant therapy.

Development Status

     GelTex is developing CholestaGel for the reduction of elevated LDL cholesterol levels in patients with hypercholesterolemia. In December 1997, GelTex initiated the first of two Phase III clinical trials for CholestaGel. The Company believes that the structural design of CholestaGel represents a significant advance over existing bile acid sequestrants in that it carries a high density of high affinity bile acid binding sites, making it more potent at lower doses than currently marketed agents. The Company believes that CholestaGel will meet the needs of the market for a non-absorbed cholesterol-reducing drug that is safe and well tolerated in long term use, effective at low doses and available in a more convenient dosage form. The Company also believes that CholestaGel may be a particularly appropriate therapy for young people with elevated cholesterol levels who may be on therapy for the rest of their lives and that CholestaGel may expand treatment of mild-to-moderate cholesterol elevations (LDL cholesterol from 130 to 160 mg/dL) by giving physicians a safer therapy to prescribe to patients at lower risk of coronary heart disease.

     The Company filed an IND for CholestaGel with the FDA in May 1995, and commenced the clinical development of CholestaGel in June 1995. In March 1996, the Company completed a Phase IIa study of CholestaGel. This study was designed to evaluate the safety, tolerability and lipid-lowering efficacy of CholestaGel in subjects with LDL cholesterol levels exceeding 160 mg/dL. Analysis of the data from this study indicates that patients receiving 1.2 grams b.i.d. (twice daily) of CholestaGel experienced an average 27 mg/dL (15%) reduction in LDL cholesterol, and patients receiving 3.6 grams b.i.d. experienced an average 50 mg/dL (29%) reduction. Patients receiving placebo experienced no meaningful change in LDL cholesterol levels. No dose-limiting side effects were reported.

     In February 1997, the Company completed a Phase IIb, 147-patient dose ranging study looking at four dose levels of CholestaGel. Analysis of the data from this study indicates patients receiving 1.6 grams b.i.d. of CholestaGel experienced an average 24 mg/dL (12%) reduction in LDL cholesterol and patients receiving 2.0 grams b.i.d. experienced an average 35 mg/dL (17%) reduction. This study also showed that CholestaGel was well tolerated with a lack of gastrointestinal side effects, which are significant problems with existing bile acid sequestrants. In February 1997, the Company also completed a Phase IIc clinical trial of CholestaGel. This study compared once daily dosing versus twice daily dosing in 119 patients. All patients took a total of 1.6 grams per day. Results of this study indicate that once daily dosing is at least as effective as split dosing.

     In December 1997, the Company initiated the first of two planned Phase III trials of CholestaGel. The first is a double-blind, placebo controlled study of 560 patients at 18 sites. The study is designed to evaluate the efficacy and tolerability of CholestaGel at four dosage levels over a treatment period of six months. The Company plans to commence a second Phase III trial for CholestaGel in mid-1998. The study is expected to be conducted with 120 patients at six sites over a treatment period of six weeks. The second Phase III study is designed to confirm the results of the Company's Phase IIc clinical study which showed that once daily dosing is at least as effective as split dosing regimens. Assuming successful completion of these Phase III clinical studies, the Company expects to file a NDA for CholestaGel in 1999.

     In addition to the benefits which the Company expects CholestaGel to provide as monotherapy, the Company believes that many patients may benefit by combining low doses of CholestaGel and HMG-CoA reductase inhibitors. Currently available bile acid sequestrants are approved for use in combination with HMG-CoA reductase inhibitors. In September 1997, the Company announced positive results from a Phase II clinical trial designed to evaluate the cholesterol lowering effect achieved by administering a low dose of CholestaGel in combination with a low dose of lovastatin, a generic form of a leading HMG-CoA reductase inhibitor. In the 134-patient study, a low dose of CholestaGel (2.4 grams) administered with half of the lowest recommended dose of lovastatin (10 mg), dosed together and separately, produced a 60 mg/dL (34%) and 53 mg/dL (32%) reduction in LDL cholesterol, respectively. This reduction was approximately 50% greater than that achieved with low dose lovastatin alone. The chart below presents the results of the combination study. The Company intends to commence development of a product combining low doses of CholestaGel and lovastatin in a single formulation in late 1998.

                           CholestaGel Phase II Study

              CLINICAL RESULTS: COMBINATION STUDY WITH LOVASTATIN;
                           CHANGES IN LDL CHOLESTEROL
                                                                                       mg/dL
                                                                                       -----
Placebo                                                                                    0
CholestaGel (2.4 g)                                                                    -14.6
Lovastatin (10 mg)                                                                     -39.5
CholestaGel/Lovastatin dosed together                                                  -60.2
CholestaGel/Lovastatin dosed apart                                                     -53.1

     The Company is conducting an extended use study with CholestaGel in 260 patients. The study, which is expected to conclude in late 1998, is designed to provide additional safety data and long term efficacy data.

     The Company is continuing to develop a tablet formulation of CholestaGel that will reduce the number of pills required to achieve a targeted reduction in cholesterol. The Company is also conducting pre-clinical studies in an effort to identify more potent bile acid sequestrant polymers that can further improve the dosing necessary to achieve a targeted reduction in cholesterol.

     The Company intends to commercialize CholestaGel through collaborations with third parties.

ANTI-OBESITY PROGRAM

Overview

     Obesity is a global healthcare concern and represents one of the most serious problems facing the medical community today. It is generally recognized that people who have a body weight exceeding 20% of ideal weight or who have a body mass index, defined as body weight in kilograms divided by height in meters squared, of greater than 27 are obese. In 1996, the World Health Organization expressed its concern that the prevalence of obesity is increasing at an alarming rate in both industrialized and developing countries. According to recent industry data, one-third, or 58 million, of all adult Americans are obese. This chronic and often debilitating disease, which is associated with an increase in mortality and morbidity, has a significant impact on the healthcare system. The health problems associated with obesity, including diabetes, coronary artery disease and hypertension, are reported to result in more than $60 billion annually in health care costs and loss of income in the United States.

     The conventional therapy for the treatment of obesity is behavioral modification, which includes a change in quantity and quality of food and a regular exercise program. However, less than 5% of all patients who enter most weight loss programs are successful in losing weight. Approximately 66% of all patients who initially lose weight regain the weight in one year, and virtually all of them regain the weight in five years. Because obesity is believed to be a complex metabolic disease with genetic and behavioral components, the medical community and the obese patient population continue to seek effective anti-obesity agents.

     There are three general approaches for pharmacological intervention for the treatment of obesity: (i) drugs which achieve their therapeutic effect by decreasing the patient's appetite; (ii) drugs which block the absorption of fat; and (iii) drugs which stimulate basal metabolism. Drugs that have been approved for use in the United States fall into the first category and include: a combination therapy of phentermine and fenfluramine (Phen/fen), which has been widely used during the past ten years; dexfenfluamine (Redux) which received FDA approval in May 1996; and subutramine (Meridia) which received FDA approval in November 1996. However, the currently available drugs are only recommended for short term use of up to 12 months. In addition, Phen/fen and Redux have recently been associated with incidences of primary pulmonary hypertension and heart valve problems, leading to their voluntary withdrawal from the market. In addition to the drugs that have been approved for use, orlistat, a drug which blocks the absorption of fat from the gastrointestinal tract, has been submitted to the FDA for approval. According to the National Task Force on the Prevention and Treatment of Obesity, an effective obesity treatment will require long term drug treatment, in conjunction with diet and behavior modification. The Company believes that a non-absorbed agent that inhibits the absorption of fat may offer significant benefits in the long term treatment of obesity.

Application of the Company's Technology

     The Company is developing non-absorbed polymers that act within the gastrointestinal tract to inhibit the absorption of fat. In the gastrointestinal tract, ingested fat is broken down by pancreatic lipase, permitting absorption by the intestinal lining. The fat is then transported throughout the bloodstream to body tissues. An excess of fat delivered to body tissues leads to obesity. By preventing fat breakdown, fat is eliminated from the body and a patient loses weight.

     The Company has synthesized novel polymers that work within the gastrointestinal tract and either bind to lipase and inhibit the enzyme activity or bind to fat and make it inaccessible to lipase. The Company is engaged in pre-clinical in vitro and in vivo animal studies with both classes of compounds. In animal studies conducted in rats, the Company has seen a two-fold and a ten-fold increase in the amount of fecal fat excreted following treatment with its pancreatic lipase inhibitor compounds and its fat binding compounds, respectively. The Company has initiated long term studies in obese rats to study the weight reducing effects of the two classes of compounds. The Company plans to select one or more candidate compounds for clinical development in early 1999. The Company believes that its pancreatic lipase inhibitors or its fat binding polymers, used alone or in combination, may offer a safe and effective long term treatment for obesity.

INFECTIOUS DISEASE PROGRAM

Overview

     The treatment of infectious diseases has become increasingly more complicated with the recent appearance and recognition of new pathogenic organisms, and the emergence of resistance to available antibiotics. Organisms and resistance patterns previously thought to be exotic or rare are becoming increasingly more prevalent. These events have stimulated renewed interest throughout the pharmaceutical and biotechnology industries in research and development focused on the treatment of infectious diseases. The Company believes that the use of polymers as antimicrobial agents represents a novel technological approach to the treatment of infectious disease.

     The Company is applying its expertise in polymer design and synthesis and molecular recognition technology to discover and develop polymer-based pharmaceuticals designed to treat infectious diseases. The Company's research in this area is initially focused on non-absorbed compounds for the treatment of non-systemic infections in surface sites, including gastrointestinal, genitourinary, skin and wound, and respiratory tract infections. In the area of infectious disease, the Company believes that polymers may be designed to achieve their therapeutic effect by (i) killing or inhibiting microbial growth,
(ii) inhibiting the adherence of pathogens to host cell surfaces, (iii) binding and inactivating microbial toxins essential for virulence and (iv) acting synergistically with commercially available and investigatory antibiotics.

     The Company's initial goal of demonstrating the feasibility of the use of polymers as antimicrobials was directed at two diarrheal pathogens, Cryptosporidium parvum and rotavirus. GelTex scientists developed polymers which effectively inactivated both Cryptosporidium and rotavirus in in vivo experiments in cultured cells and in experimentally infected animals. Both programs demonstrated the feasibility of the Company's approach. However, the Company has chosen not to pursue the development of polymer-based pharmaceuticals for the treatment of either cryptosporidiosis or rotavirus. In the case of cryptosporidiosis, the Company's decision was based on the emergence of protease-inhibitor regimes for the treatment of AIDS patients, which has caused the overall incidence of cryptosporidiosis and other AIDS-related infections to decrease dramatically. In the case of rotavirus infections, there is now a highly efficacious vaccine available for the treatment of the disorder.

Applications of the Company's Technology

     During the development of anti-cryptosporidium polymers, the Company designed polymers active on pathogen surfaces. Unlike conventional antibiotics which often act through mechanisms targeting single (often intracellular) enzymes, the Company's polymers have mechanisms combining charge and hydrophobicity similar to those of peptide antibiotics. GelTex believes that by targeting the extracellular activity sites it will be able to develop polymer-based drugs against which pathogens may not become resistant. In addition, because the mechanism of action of the polymers appears to be profoundly different from conventional antibiotics, the Company believes that its polymer-based pharmaceuticals could act synergistically with other anti-infectives. The Company has commenced a screening program to characterize activities of numerous polymer classes against panels of important human bacterial and other types of pathogens.

     In collaboration with several academic scientists, the Company is also investigating the potential use of its polymers to bind, inhibit or inactivate toxins which are essential virulence factors in diseases caused by many bacterial infections. The preliminary experiments have resulted in in vitro demonstrations of activity against several toxins important in gastrointestinal infections. The Company believes that this presents a new approach for the management and prevention of hospital-associated gastrointestinal infections.

     In addition, the Company believes that its technology may be useful in the treatment of disorders affecting mucins that line various human organ sites such as the gastrointestinal tract, respiratory tract and the genitourinary tract.

DEVELOPMENT AND MARKETING AGREEMENTS

     The Company's strategy is to commercialize its products through development and marketing agreements with pharmaceutical companies or other strategic partners. GelTex expects that such agreements will provide the Company with (i) financial support in the form of license, research and development and/or milestone payments, (ii) capabilities in research and development and sales and marketing and (iii) a revenue stream on product sales following regulatory approvals.

     Genzyme Corporation

     In June 1997, GelTex and Genzyme formed the RenaGel Joint Venture under which the parties will finalize the development of and commercialize RenaGel phosphate binder in all countries other than Japan and other Pacific Rim countries. Under the agreement, the Company and Genzyme are each expected to make capital contributions to the RenaGel Joint Venture in an amount equal to 50% of all costs and expenses associated with the development and commercialization of RenaGel, including costs and expenses incurred by either party in performing under the agreement, and the Company and Genzyme will share equally in the profits generated from sales of the product. To the extent that either party fails to fund its 50% share of costs and expenses, the profit sharing interests and the future funding obligations of the parties will be proportionately adjusted. Under the agreement, GelTex licensed all of its rights to RenaGel phosphate binder in the territory to the RenaGel Joint Venture and Genzyme was appointed as the exclusive distributor of RenaGel in the territory.

     Under the agreement, Genzyme made a $2.5 million equity investment in the Company. In addition, Genzyme agreed to pay GelTex $15 million upon the receipt of marketing approval from the FDA, and $10 million one year following FDA approval.

     Chugai Pharmaceutical Co., Ltd.

     In December 1994, GelTex granted Chugai an exclusive license to develop and commercialize RenaGel in Japan and other Pacific Rim countries. Chugai, a leading Japanese pharmaceutical company, is the largest distributor in Japan of rHuEPO, a product which is used to treat anemia in patients with chronic kidney failure.

     The agreement provides for Chugai to fund the development of RenaGel in Japan and other Pacific Rim countries and grants Chugai the exclusive right to manufacture and market the product in the territory. Chugai made an upfront license payment to GelTex and has agreed to make milestone payments to GelTex, payable throughout the development process in Japan. Chugai will pay a royalty to GelTex on net product sales in the territory. Chugai has the right to terminate the agreement on short notice at any time prior to product approval in Japan. Termination will relieve Chugai of any further payment obligations under the agreement and will end any license granted to Chugai by GelTex. The Company has received two milestone payments of $1 million each from Chugai, the first in December 1996 upon Chugai's initiation of a Phase I clinical trial for RenaGel in Japan and the second in December 1997.

STARTING MATERIAL AND MANUFACTURING

     The Company's two lead products, RenaGel phosphate binder and CholestaGel cholesterol reducer, are manufactured from a starting material which is covered by patents owned by a third party. The Company has obtained a non-exclusive license under these patents to manufacture and to have manufactured the material in connection with the production of RenaGel and CholestaGel. The license agreement may be terminated upon short notice if the Company fails to meet its material obligations under the license agreement, including lump sum payments, royalties and confidentiality obligations. See "Risk Factors -- Reliance on License to Manufacture Starting Material."

     The Company has chosen not to build the capacity to manufacture its potential products and, therefore, purchases from third party manufacturers its compounds for pre-clinical research and clinical trial purposes and expects to be dependent on third party manufacturers for commercial production. The Company has non-exclusively sublicensed its rights to manufacture the starting material for its two lead compounds, RenaGel and CholestaGel, to one supplier and is purchasing quantities of this material under purchase orders issued to this supplier. The Company has also obtained pharmaceutical grade bulk production quantities of RenaGel and CholestaGel from two suppliers (one for each compound). This bulk production is being used in clinical trials of CholestaGel and was used in clinical trials of RenaGel. The Company has entered into a long term, fixed price commercial manufacturing arrangement with The Dow Chemical Company, its supplier of RenaGel bulk material. The Dow agreement requires the Company to purchase minimum quantities of the material beginning this year. The Company is in discussions with a second supplier for RenaGel bulk material and is currently negotiating a long term, fixed price manufacturing agreement with the manufacturer of CholestaGel bulk material. In addition, the Company is negotiating a long-term fixed price service agreement with one encapsulator to formulate RenaGel bulk material into finished product. See "Risk Factors -- Dependence on Others for Manufacturing; Single Sources of Supply; Process Development Risks."

     The Company is continuing to work with its third party manufacturers to optimize processes for the manufacture of commercial quantities of RenaGel and CholestaGel. In the event the continuing process development work is not successful, the Company's profit margins could be adversely affected.

     The Company is exploring relationships with other suppliers to complement its relationships with its existing suppliers. The Company has established a quality control program, including a set of standard operating procedures, intended to ensure that third party manufacturers under contract produce the Company's compounds in accordance with the FDA's current Good Manufacturing Practices.

     The production of GelTex's compounds is based in part on technology that the Company believes to be proprietary. GelTex maintains confidentiality agreements, contractual arrangements and patent filings to protect this proprietary knowledge. In the event that the Company's manufacturers fail to abide by the limitations or confidentiality restrictions in the manufacturing arrangements, the proprietary nature of GelTex's technology could be adversely affected and, consequently, any competitive advantage that GelTex has achieved as a result of the proprietary nature of this technology could be jeopardized.

PATENTS AND TRADE SECRETS

     The biotechnology and pharmaceutical industries place considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. The Company actively seeks, when appropriate, protection for its products and proprietary information by means of United States and foreign patents and registration of its trademarks. In addition, the Company relies upon trade secrets and contractual arrangements to protect certain of its proprietary information and products.

     The Company has 11 issued U.S. patents and approximately 25 pending U.S. patents. In addition, the Company has filed approximately 60 international and foreign counterparts. The U.S. patents issued to the Company cover technology related to RenaGel and a class of other orally administered non-absorbed phosphate-binding polymers and their use in the treatment of hyperphosphatemia and technology related to CholestaGel and other polymeric materials. There can be no assurance that any patents will issue from any of the Company's patent applications. Further, there can be no assurance that any current or future patents will provide the Company with significant protection against competitive products or otherwise be of commercial value.

     Much of the Company's technology and many of its processes are dependent upon the knowledge, experience and skills of its scientific and technical personnel. To protect its rights to its proprietary know-how and technology, the Company requires all employees, consultants, advisors and collaborators to enter into confidentiality agreements that prohibit the disclosure of confidential information to anyone outside the Company. These agreements require disclosure and assignment to the Company of ideas, developments, discoveries and inventions made by employees and, when possible and appropriate, consultants, advisors and collaborators. There can be no assurance that these agreements will effectively prevent disclosure of the Company's confidential information or will provide meaningful protection for the Company's confidential information if there is unauthorized use or disclosure. Furthermore, the Company's business may be adversely affected by competitors who independently develop substantially equivalent or improved technology.

COMPETITION

     The pharmaceutical industry is intensely competitive. Many companies, including biotechnology, chemical and pharmaceutical companies, are actively engaged in activities similar to those of the Company, including research and development of products for hyperphosphatemia, hypercholesterolemia, obesity and infectious diseases.

     Phosphate binders are currently the only available treatment for hyperphosphatemia. There are several phosphate binders available or under development. A prescription calcium acetate preparation is currently the only product approved in the United States for the control of elevated phosphorus levels in patients with chronic kidney failure. Other products used as phosphate binders include over-the-counter calcium- and aluminum-based antacids and dietary calcium supplements. Calcium acetate and calcium carbonate, the most commonly used agents, must be taken at sufficient doses to achieve adequate reductions in phosphate absorption, which can lead to constipation and patient noncompliance. In addition, calcium therapy requires frequent monitoring because its use can cause hypercalcemia. Aluminum hydroxide is more effective at lower doses than calcium acetate or calcium carbonate, but it is infrequently used because aluminum absorbed from the intestinal tract accumulates in the tissues of patients with chronic kidney failure, causing aluminum-related osteomalacia, anemia and dialysis dementia. RenaGel binds dietary phosphate without the use of either calcium or aluminum and, therefore, will not cause hypercalcemia or aluminum toxicities. The Company believes that RenaGel will effectively compete with existing phosphate binders by offering an excellent tolerability profile and a more palatable formulation than that of currently available phosphate binders.

     In the cholesterol-reduction field, products are currently available that address some of the needs of the market. These products include other bile acid sequestrants, HMG-CoA reductase inhibitors, fibric acid derivatives and niacin. In 1996, sales of HMG-CoA reductase inhibitors represented approximately 94% of the market for cholesterol-reducing drugs sold in the United States. Combined worldwide sales of the three leading HMG-CoA reductase inhibitors exceeded $5 billion in 1996. Bile acid sequestrants work without entering the bloodstream and are generally regarded as safer than absorbed agents such as HMG-CoA reductase inhibitors, which require frequent liver function tests. However, the unpleasant intestinal side affects and necessarily large doses of currently available bile acid sequestrants prompt many patients to discontinue this therapy. The most widely prescribed bile acid sequestrant in the United States is cholestyramine, a polymer resin which is based on a single monomer. Cholestyramine is an inefficient and weak binder of bile acids and, therefore, must be taken in large quantities. The Company believes that CholestaGel will effectively compete with currently available bile acid sequestrants by offering improved efficacy and tolerability and a more palatable formulation than that of currently available bile acid sequestrants. However, currently marketed products often have a significant competitive advantage over new entrants and there can be no assurance that the Company will be able to secure a sufficient percentage of its targeted market to meet its current revenue projections. Failure to do so will adversely affect the Company's ability to achieve and sustain profitability.

     In addition to currently available therapies, several of the Company's competitors are engaged in development activities and clinical trials of other types of cholesterol-reducing agents. Many of the Company's competitors have substantially greater financial and other resources, larger research and development staffs and more extensive marketing and manufacturing organizations than the Company. These competitors may also compete with the Company in establishing development and marketing agreements with pharmaceutical companies. There are also academic institutions, governmental agencies and other research organizations that are conducting research in areas in which the Company is working. See "Risk Factors -- Competition and Technological Change."

GOVERNMENT REGULATION

     The development, manufacture and potential sale of therapeutics is subject to extensive regulation by United States and foreign governmental authorities. In particular, pharmaceutical products are subject to rigorous pre-clinical and clinical testing and to other approval requirements by the FDA in the United States under the Federal Food, Drug and Cosmetic Act and the Public Health Service Act and by comparable agencies in most foreign countries.

     Before testing of any agents with potential therapeutic value in healthy human test subjects or patients may begin, stringent government requirements for pre-clinical data must be satisfied. The data, obtained from studies in several animal species, as well as from laboratory studies, are submitted in an IND application or its equivalent in countries outside the United States where clinical studies are to be conducted. The pre-clinical data must provide an adequate basis for evaluating both the safety and the scientific rationale for the initiation of clinical trials.

     Clinical trials are typically conducted in three sequential phases, although the phases may overlap. In Phase I, which frequently begins with the initial introduction of the compound into healthy human subjects prior to introduction into patients, the product is tested for safety, adverse affects, dosage, tolerance, absorption, metabolism, excretion and clinical pharmacology. Phase II typically involves studies in a small sample of the intended patient population to assess the efficacy of the compound for a specific indication, to determine dose tolerance and the optimal dose range as well as to gather additional information relating to safety and potential adverse effects. Phase III trials are undertaken to further evaluate clinical safety and efficacy in an expanded patient population at geographically dispersed study sites, in order to determine the overall risk-benefit ratio of the compound and to provide an adequate basis for product labeling. Each trial is conducted in accordance with certain standards under protocols that detail the objectives of the study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND.

     Data from pre-clinical and clinical trials are submitted to the FDA as a NDA for marketing approval and to other health authorities as a marketing authorization application. The process of completing clinical trials for a new drug is likely to take a number of years and require the expenditure of substantial resources. Preparing a NDA or marketing authorization application involves considerable data collection, verification, analysis and expense, and there can be no assurance that FDA or any other health authority approval will be granted on a timely basis, if at all. The approval process is affected by a number of factors, primarily the risks and benefits demonstrated in clinical trials as well as the severity of the disease and the availability of alternative treatments. The FDA or other health authorities may deny a NDA or marketing authorization application if the authority's regulatory criteria are not satisfied or may require additional testing or information.

     Even after initial FDA or other health authority approval has been obtained, further studies, including Phase IV post-marketing studies, may be required to provide additional data on safety and will be required to gain approval for the use of a product as a treatment for clinical indications other than those for which the product was initially tested. Also, the FDA or other regulatory authorities may require post-marketing reporting to monitor the side effects of the drug. Results of post-marketing programs may limit or expand the further marketing of the products. Further, if there are any modifications to the drug, including changes in indication, manufacturing process or labeling or a change in manufacturing facility, an application seeking approval of such changes will be required to be submitted to the FDA or other regulatory authority.

     Whether or not FDA approval has been obtained, approval of a product by regulatory authorities in foreign countries must be obtained prior to the commencement of commercial sales of the product in such countries. The requirements governing the conduct of clinical trials and product approvals vary widely from country to country, and the time required for approval may be longer or shorter than that required for FDA approval. Although there are some procedures for unified filings for certain European countries, in general, each country at this time has its own procedures and requirements. Further, the FDA regulates the export of products produced in the United States and may prohibit the export even if such products are approved for sale in other countries.

     In addition to the statutes and regulations described above, the Company is also subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Resources Conservation and Recovery Act and other present and potential future federal, state and local regulations.

     Completing the multitude of steps necessary before marketing can begin requires the expenditure of considerable resources and a lengthy period of time. Delay or failure in obtaining the required approvals, clearances or permits by the Company, its corporate partners or its licensees would have a material adverse effect on the ability of the Company to generate sales or royalty revenue. The impact of new or changed laws or regulations cannot be predicted with any accuracy.

HUMAN RESOURCES

     As of January 15, 1998, GelTex had 73 full-time employees. 62 of these individuals (21 of whom hold Ph.D. or M.D. degrees) are involved in research and development, and 11 are in general and administrative functions. Members of the Company's Scientific Advisory Board and Bile Acid Advisory Board come from a number of different disciplines, with expertise in polymer chemistry, medicinal chemistry, molecular recognition, clinical pharmacology and clinical medicine.

FACILITIES

     The Company leases approximately 25,000 square feet of laboratory and office space in one building at Nine Fourth Avenue, Waltham, Massachusetts. The lease expires in March 2007 and the Company has the option to extend the lease until March 2012.

                                   MANAGEMENT

     The executive officers and directors of the Company consist of the following individuals:

                NAME                   AGE                        POSITION
-------------------------------------  ---     -----------------------------------------------
Mark Skaletsky.......................  49      President, Chief Executive Officer and Director
Steven Burke, M.D. ..................  37      Vice President, Clinical Research
Jeffrey D. Klinger, Ph.D., M.P.H. ...  51      Vice President, Infectious Diseases
W. Harry Mandeville, Ph.D. ..........  48      Vice President, Chemical Technology
Paul J. Mellett, Jr. ................  42      Vice President, Administration and Finance
                                               Chief Financial Officer and Treasurer
Joseph Tyler.........................  47      Vice President, Manufacturing
Robert J. Carpenter*.................  52      Chairman of the Board of Directors
J. Richard Crout+....................  69      Director
Henri A. Termeer+....................  52      Director
Jesse Treu, Ph.D.*...................  50      Director
George M. Whitesides, Ph.D. .........  58      Director

---------------

 * Member of the Compensation Committee

+ Member of the Audit Committee

     MARK SKALETSKY, President, Chief Executive Officer and Director. Mr. Skaletsky joined GelTex in May 1993 as President, Chief Executive Officer and a Director of the Company. He served as Treasurer of the Company from August 1993 until May 1997. Mr. Skaletsky previously served from 1988 to 1993 as Chairman and Chief Executive Officer of Enzytech, Inc., a biotechnology company, and President and Chief Operating Officer of Biogen, Inc., a biotechnology company, from 1983 to 1988. He is a director of Isis Pharmaceuticals, Inc. and LeukoSite, Inc.

     STEVEN BURKE, M.D., Vice President, Clinical Research. Dr. Burke joined GelTex in 1994 after having served as Associate Director, Gastrointestinal Clinical Research of Glaxo, Inc., a pharmaceutical company, from 1992 to 1994 and Assistant Clinical Professor of Medicine, Gastroenterology, at the University of North Carolina from 1993 until 1994. Dr. Burke currently also serves as a Staff Physician, Gastroenterology, at the Brockton/West Roxbury VA Medical Center. He was a Research Fellow in Gastroenterology from 1991 to 1992 and a Clinical Fellow in Gastroenterology from 1990 to 1991 at Brigham and Women's Hospital.

     JEFFREY D. KLINGER, PH.D., M.P.H., Vice President, Infectious Diseases. Dr. Klinger joined the Company in August 1997 after having served as an independent consultant to companies in areas of technology applications, markets and strategy and as Vice President, Corporate Research at Vysis, Inc. from 1995 to 1996. Dr. Klinger held several senior level positions at GENE-TRAK, a probe diagnostics company for infectious disease testing, from 1987 to 1994. From 1985 to 1986, Dr. Klinger served as Senior Scientist & Project Leader, Clinical Microbiology at Integrated Genetics, a company specializing in infectious and genetic disease diagnostics and recombinant protein therapeutics. Previously, Dr. Klinger served as an Assistant Professor at Case Western Reserve University School of Medicine from 1978 to 1985 where he co-directed the Microbiology Core Facility, a major NIH-funded cystic fibrosis research and teaching center.

     W. HARRY MANDEVILLE, PH.D., Vice President, Chemical Technology. Dr. Mandeville joined the Company in 1992 from his position as Director, Research, Development and Engineering, Chemical Products Group at the Waters Chromatography Division of Millipore Corp., an analytical instrumentation company, which he joined in 1987.

     PAUL J. MELLETT, JR., Vice-President, Administration and Finance, Chief Financial Officer and Treasurer. Mr. Mellett joined the Company in April 1997 from Marshall Contractors, Inc. where he most recently served as Chief Financial Officer. Marshall Contractors, Inc. is a construction management firm specializing in biotechnology and microelectronics projects. Before joining Marshall Contractors, Inc. in 1994, Mr. Mellett was an Audit Partner with Deloitte & Touche LLP in Boston which he joined in 1977.

     JOSEPH TYLER, Vice President, Manufacturing. Mr. Tyler joined GelTex in April 1995 from Stryker Biotech, a medical device company, which he joined in 1992, serving as Director, Operations. From 1990 to 1992, Mr. Tyler was employed at Abbott Biotech (formerly Damon Biotech), a biologics company, as Director, Manufacturing and later as General Manager.

     ROBERT J. CARPENTER, Chairman of the Board. Mr. Carpenter, a co-founder of GelTex, has served as Chairman of the Board since 1991. He is President of Boston Medical Investors, Inc., an investment firm. Mr. Carpenter served as President and Chief Executive Officer of GelTex from 1991 to 1993. He served as an Executive Vice President of Genzyme Corporation, a human health care company, from 1989 to 1991, and was Chief Executive Officer and Chairman of the Board of IG Laboratories, Inc., a genetic testing service company, from 1989 to 1991. Prior to that, he was Chairman, President and Chief Executive Officer of Integrated Genetics, Inc., a biotechnology company, which he joined as President in 1981. He is a director of Genzyme Corporation.

     J. RICHARD CROUT, Director. Dr. Crout was elected a director in May 1997. Dr. Crout has served as President of Crout Consulting, a firm providing consulting services to the pharmaceutical and biotechnology industries, since 1994. From 1984 to 1994, Dr. Crout served as Vice President, Medical and Scientific Affairs, of Boehringer Mannheim Pharmaceuticals Corporation, a pharmaceutical company. Prior to that, Dr. Crout served as Associate Director for Medical Applications of Research at the National Institutes of Health from 1982 to 1984 and as Director, Bureau of Drugs, U.S. Food and Drug Administration from 1973 to 1982.

     HENRI A. TERMEER, Director. Mr. Termeer has been a director since 1992. He joined Genzyme Corporation, a human health care company, in 1983 and now also holds the positions of Chief Executive Officer, President and Chairman. Prior to joining Genzyme, Mr. Termeer held various management positions at Baxter Travenol Laboratories, Inc., a manufacturer of human health care products, including Executive Vice President of Baxter's Hyland Therapeutics Division. Mr. Termeer is also a director of Genzyme Transgenics Corporation, Abiomed, Inc., AutoImmune, Inc., Diacrin, Inc. and Xenova Ltd. and a trustee of Hambrecht & Quist Healthcare Investors and Hambrecht & Quist Life Sciences Investors.

     JESSE TREU, PH.D., Director. Dr. Treu has been a director since 1993. He has been a General Partner of the venture capital firm Domain Associates since 1986. Dr. Treu is a director of Trimeris, Inc., Focal, Inc. and Ribogene, Inc.

     GEORGE M. WHITESIDES, PH.D., Director. Dr. Whitesides, a co-founder of GelTex, has been a director since 1992. He has been affiliated with Harvard University since 1982, where he is the Mallinckrodt Professor of Chemistry. He has extensive experience as a consultant in both research and research management in the chemical, pharmaceutical and related industries. Dr. Whitesides is a director of Dexter Corporation and Advanced Magnetics, Inc.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, Cowen & Company, CIBC Oppenheimer Corp. and Hambrecht & Quist LLC, have severally agreed to purchase from the Company the following respective numbers of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                       NUMBER OF SHARES
        UNDERWRITER                                                    OF COMMON STOCK
        -------------------------------------------------------------  ----------------
        Cowen & Company..............................................
        CIBC Oppenheimer Corp. ......................................
        Hambrecht & Quist LLC........................................

                                                                           ---------
             Total...................................................      2,500,000
                                                                           =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all of the shares of Common Stock offered hereby if any of such shares are purchased.

     The Company has been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $
per share. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of $          per share to certain other dealers. After
the public offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 375,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 2,500,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 2,500,000 shares are being offered.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The directors and officers of the Company and Genzyme, holding in the
aggregate approximately           shares of Common Stock outstanding prior to
this offering and             shares of Common Stock subject to exercisable
stock options, and the Company have agreed that, for a period of 90 days after the effective date of the Registration Statement, they will not, without the prior written consent of Cowen & Company, offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into, or exchangeable for, or warrants to purchase, any shares of Common Stock, or grant any option to purchase, any shares of Common Stock, except that the Company may issue (i) shares or options to purchase Common Stock pursuant to the Company's employee and director stock plans and (ii) shares of Common Stock upon the exercise of outstanding warrants.

     In order to facilitate this offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with this offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of the Common Stock in the open market. The Underwriters may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the Common Stock in this offering, if the Underwriters repurchase previously distributed Common Stock in transactions to cover their short positions, in stabilization transactions or otherwise. Finally, the Underwriters may bid for and purchase shares of the Common Stock in market making transactions and impose penalty bids. These activities may stabilize or maintain the market price of the Common Stock above market levels that may otherwise prevail. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

     The Underwriters and dealers may engage in passive market making transactions in the Common Stock in accordance with Rule 103 of Regulation M promulgated by the Commission. In general, a passive market maker may not bid for, or purchase, the Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market marker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two-month prior period or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

                                 LEGAL OPINIONS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Palmer & Dodge LLP, Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Hale and Dorr LLP, Boston, Massachusetts.

                                    EXPERTS

     The financial statements of GelTex Pharmaceuticals, Inc. at December 31, 1996, 1995, and 1994 and for each of the three years in the period ended December 31, 1996 and the period November 15, 1991 (date of inception) through December 31, 1996 appearing in the Company's Annual Report on Form 10-K incorporated by reference in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing in such Annual Report and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The statements in this Prospectus under the captions "Risk
Factors -- Dependence on Patents and Proprietary Technology" and
"Business -- Patents and Trade Secrets" and other references herein to patent-related matters have been reviewed and approved by Hamilton, Brook, Smith & Reynolds, P.C., patent counsel to the Company, as experts on such matters, and are included herein in reliance upon that review and approval.

=========================================================

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                          ---------------------------

                               TABLE OF CONTENTS

                                           PAGE
                                           ----
Available Information....................    2
Incorporation of Certain Documents
  by Reference...........................    2
Prospectus Summary.......................    3
Risk Factors.............................    5
Use of Proceeds..........................   10
Price Range of Common Stock and Dividend
  Policy.................................   10
Capitalization...........................   11
Dilution.................................   11
Selected Financial Data..................   12
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.............................   13
Business.................................   16
Management...............................   30
Underwriting.............................   33
Legal Opinions...........................   34
Experts..................................   34

=========================================================
=========================================================

                                2,500,000 SHARES

                                  GELTEX LOGO

                                  COMMON STOCK

                          ---------------------------
                                   PROSPECTUS
                          ---------------------------
                                COWEN & COMPANY
                                CIBC OPPENHEIMER
                               HAMBRECHT & QUIST
                                             , 1998

=========================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses to be borne by GelTex in connection with this offering of Common Stock are estimated as follows:

        SEC registration fee..............................................  $ 25,075
        Nasdaq listing fee................................................  $ 17,500
        NASD fees and expenses............................................  $  9,000
        Blue Sky fees and expenses........................................  $ 10,000
        Printing and engraving expenses...................................  $ 70,000
        Accounting fees and expenses......................................  $ 40,000
        Legal fees and expenses...........................................  $125,000
        Transfer Agent and Registrar fees.................................  $ 10,000
        Miscellaneous expenses............................................  $ 13,425
                                                                            ---------
             Total........................................................  $320,000
                                                                            =========

     All of the above figures, except the SEC registration fee and the Nasdaq listing fee, are estimates.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law permits the Registrant to indemnify directors, officers, employees and agents of the Registrant against actual and reasonable expenses (including attorneys' fees) incurred by them in connection with any action, suit or proceeding brought against them by reason of their status or service as a director, officer, employee or agent by or on behalf of the Registrant, and against expenses (including attorneys' fees), judgments, fines and settlements actually and reasonably incurred by him in connection with any such action, suit or proceeding, if (i) he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and (ii) in the case of a criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. Except as ordered by a court, no indemnification shall be made in connection with any proceeding brought by or in the right of the corporation where the person involved is adjudged to be liable to the Registrant.

     Article EIGHTH of the Registrant's Restated Certificate of Incorporation provides that a director shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that elimination or limitation of liability is not permitted under the Delaware General Corporation Law as in effect when such liability is determined.

     Article NINTH of the Registrant's Restated Certificate of Incorporation provides that the Registrant shall, to the fullest extent permitted by the General Corporation Law of the State of Delaware, as amended from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that he is or was, or has agreed to become a director or officer of the Registrant, or is or was serving, or has agreed to serve at the request of the Registrant as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise. The indemnification provided for in Article NINTH is expressly not exclusive of any other rights to which those seeking indemnification may be entitled under any law, agreement or vote of stockholders or disinterested directors or otherwise, and shall inure to the benefit of the heirs, executors and administrators of such persons. Article NINTH further permits the Board of Directors to authorize the grant of indemnification rights to other employees and agents of the Registrant and such rights may be equivalent to, or greater or less than, those set forth in Article NINTH.

     Article V, Section 1 of the Registrant's Amended and Restated By-laws provides that the Registrant shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person's status as such.

     The Registrant maintains insurance for directors and officers and has entered into agreements with certain officers and directors affirming the Registrant's obligation to indemnify them to the fullest extent permitted by law and providing various other protections.

ITEM 16.  EXHIBITS

     See Exhibit Index immediately following the signature page.

ITEM 17.  UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waltham, Commonwealth of Massachusetts, on January 29, 1998.

                                          GELTEX PHARMACEUTICALS, INC.

                                          By: /s/ MARK SKALETSKY
                                            ------------------------------------
                                            Mark Skaletsky, President, and
                                            Chief Executive Officer

                               POWER OF ATTORNEY

     We, the undersigned officers and directors of GelTex Pharmaceuticals, Inc., hereby severally constitute and appoint Mark Skaletsky, Paul J. Mellett, Jr., Maureen P. Manning and Elizabeth Grammer, and each of them singly, our true and lawful attorneys, with full power to them in any and all capacities, to sign any amendments to this Registration Statement on Form S-3 (including Pre- and Post-Effective Amendments) and any related registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                SIGNATURE                                TITLE
------------------------------------------  -------------------------------

            /s/ MARK SKALETSKY              President (Principal Executive        January 29, 1998
------------------------------------------    Officer) and Director
              Mark Skaletsky
         /s/ PAUL J. MELLETT, JR.           Vice President                        January 29, 1998
------------------------------------------    Administration and Finance
           Paul J. Mellett, Jr.               (Principal Financial and
                                              Accounting Officer)

         /s/ ROBERT J. CARPENTER            Chairman of the Board and             January 29, 1998
------------------------------------------    Director
           Robert J. Carpenter

           /s/ J. RICHARD CROUT             Director                              January 29, 1998
------------------------------------------
             J. Richard Crout

           /s/ HENRI A. TERMEER             Director                              January 29, 1998
------------------------------------------
             Henri A. Termeer

              /s/ JESSE TREU                Director                              January 29, 1998
------------------------------------------
                Jesse Treu

         /s/ GEORGE M. WHITESIDES           Director                              January 29, 1998
------------------------------------------
           George M. Whitesides

                                 EXHIBIT INDEX

  EXHIBIT
    NO.                                         DESCRIPTION
  -------   -----------------------------------------------------------------------------------
     1.1    Underwriting Agreement dated as of March   , 1998 by and among the Company, Cowen &
            Company, CIBC Oppenheimer Corporation and Hambrecht & Quist LLC.*
     4.1    Rights Agreement dated as of March 1, 1996 between the Company and American Stock
            Transfer & Trust Company. Filed as Exhibit 1 to the Company's Registration
            Statement on Form 8-A dated March 1, 1996 and incorporated herein by reference.
     4.2    First Amendment to Rights Agreement between the Company and American Stock Transfer
            & Trust Company dated as of July 29, 1997. Filed as Exhibit 4.3 to the Company's
            10-Q for the quarterly period ended June 30, 1997 and incorporated herein by reference.
     5.1    Opinion of Palmer & Dodge LLP.
    23.1    Consent of Ernst & Young LLP, independent auditors to Company.
    23.2    Consent of Hamilton, Brook, Smith and Reynolds.
    23.3    Consent of Palmer & Dodge LLP. Included in Exhibit 5.1.
    24.1    Power of Attorney. Contained on signature page hereto.

---------------
* To be filed by amendment.